HellerEhrman

January 8, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001.48

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding PYI entrusted by PetroChina to build and transfer a portion of man-made island at Yangkou Port, dated December 27, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on December 28, 2006;

(2) The Company's interim report 2007; and

(3) The Company's announcement regarding the acquisition of remaining 25% equity interest in Jiangsu Wanhua, dated November 30, 2006, published (in English language) in The Standard and (in Chinese language) in Hong Kong Economic Journal, both on December 1, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ANNOUNCEMENT

PYI ENTRUSTED BY PETROCHINA TO BUILD AND TRANSFER A PORTION OF MAN-MADE ISLAND AT YANGKOU PORT

PYI has been entrusted by PetroChina to manage, build and transfer a portion of a man-made island for a proposed LNG facility at Yangkou Port.

Reference is made to the announcement made by PYI Corporation Limited ("PYI", together its subsidiaries, the "Group") on 30 May 2006 in relation to its collaboration with PetroChina Company Limited ("PetroChina") for the conduct of certain preliminary engineering works relating to the development of an LNG receiving station at PYI's Yangkou Port project in China.

The board of directors of PYI (the "Board") is pleased to announce that, in addition to such preliminary engineering works, PYI's 75% subsidiary, Jiangsu YangKou Port Development and Investment Co., Ltd., PetroChina and the Government of Rudong County, Jiangsu Province have entered into further collaboration on 25 December 2006, whereby the Group is entrusted by PetroChina to manage, build and transfer, on a full reimbursement plus fee basis, a portion of a man-made island for a proposed LNG facility at the Yangkou District of Nantong Port in China.

This announcement is made by PYI pursuant to rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 27 December 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	: *Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	: *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	: *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	: *Independent Non-Executive Director*
Mr. Chan Shu Kin	: *Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	: *Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

公 布

保華獲中石油委託
在洋口港建設和移交部分人工島

保華獲中石油委託在洋口港區之人工島上，為一個計劃中的液化天然氣設施進行管理、建設和移交一部份人工島的基礎工程。

謹此提述保華集團有限公司（「保華」，連同其附屬公司則指「本集團」）就有關保華與中國石油天然氣股份有限公司（「中石油」）在保華的中國洋口港項目之人工島，展開若干有關發展液化天然氣接收站之工程前期工作，而於二零零六年五月三十日所作出之公布。

保華董事局（「董事局」）欣然公布繼上述之工程前期工作，保華擁有75%的附屬公司江蘇洋口港投資開發有限公司與中石油及江蘇省如東縣政府已於二零零六年十二月二十五日訂立了進一步的合作協定，本集團獲中石油委託在以中石油對工程實際開支進行全部補償加合理的管理利潤的基礎上，於中國南通港洋口港區之人工島上，為一個計劃中的液化天然氣設施進行管理、建設及移交一部份人工島的基礎工程。

本公布乃保華根據香港聯合交易所有限公司證券上市規則第13.09條而作出。

承董事局命
保華集團有限公司
公司秘書
黃匯熙

香港，二零零六年十二月二十七日

於本公布發表日期，董事局成員如下：

周明權博士*OBE, JP* ： 主席（獨立非執行董事）
劉高原先生 ： 副主席兼董事總經理
陳國強博士 ： 非執行董事
郭少強先生 ： 獨立非執行董事
陳樹堅先生 ： 獨立非執行董事
梁寶榮先生*GBS, JP* ： 獨立非執行董事

* 僅資識別

保華集團有限公司
PYI Corporation Limited

Yangtze Strategy Drives Growth

長江策略 推動增長



Interim Report 2007
中期報告

Stock Code 股份代號：0498.HK



PYI has developed a clear strategy to becom a regional port player, focusing on bulk cargo infrastructure and logistics in the Yangtze River region. Concentrating on this area of rapid growth, PYI expects its investments in ports and related facilities to drive future business growth.

保華集團已定下清晰策略，務求成為長江流域的港口企業，業務以大宗散貨、基建與物流為主。本集團致力於高增長的長江流域發展，預期以港口及相關設施投資帶動未來業務增長。

Contents 目錄



Chairman's Statement



"PYI delivered strong performance during the first half of the year. With a net profit of $232 million, we are delighted to declare an interim dividend of 1.5 cents.

本集團上半年業績表現理想。純利達2.32億元，我們欣然派發1.5仙中期股息。

Dear Shareholders,

I am delighted to present our interim report and condensed consolidated financial statements for PYI Corporation Limited and its subsidiaries for the six-month period ended 30 September 2006.

PYI delivered strong performance during the first half of the year. Net profit of $232 million (2005: $149 million), representing an increase of 55%, was achieved on underlying turnover of $1,706 million.

Earnings per share rose 47% to 16 cents per share (2005: 10.9 cents per share). Our shareholders' funds stood at $2,547 million, representing $1.74 per share. After the payment of a special dividend of 22.2 cents per share in June 2006, the Board is pleased to declare the regular interim dividend of 1.5 cents per share, which will be distributed to shareholders in February 2007.

各位股東：

本人欣然向　閣下提呈保華集團有限公司及其附屬公司截至二零零六年九月三十日止六個月之中期報告及簡明綜合財務報告。

保華集團於首半年表現理想。17.06億元的營業額造就了純利2.32億元（二零零五年：1.49億元），較去年同期增長55%。

每股盈利上升47%至每股16仙（二零零五年：每股10.9仙）。股東資金穩企於25.47億元，即每股1.74元。繼於二零零六年六月派付每股 22.2仙特別股息後，董事局欣然宣布將於二零零七年二月派付每股1.5仙之固定中期股息予股東。

Note:

Unless otherwise specified, all figures in this statement are expressed in Hong Kong dollars.

註：

除非另有指明，否則本報告書內所有數字均以港幣列示。

During this period, PYI was well advanced with the divestment program of non-core assets and the investment program in Nantong Port Group and Minsheng Gas. Signing of the collaboration agreement with PetroChina represented a giant leap forward in the development of Yangkou Port. Your Group is now solidly focused on its strategy to become the leading port player in the Yangtze River region. Please refer to the Managing Director's Report for a detailed review of our operations.

Finally, the Board welcomed the appointment of Mr Leung Po Wing, Bowen Joseph *GBS, JP* as an independent non-executive director in August. Mr Leung brings with him a wealth of experience and a strong network that will contribute immensely to the effectiveness of the Board.

As we approach the holiday season, I would like to take this opportunity to wish all of our shareholders prosperity and success in the new year; and to thank all of you for your continued support and confidence in our strategic vision.

Yours faithfully,

Joseph Chow *OBE, JP*
Chairman

Hong Kong, 14 December 2006

期內，保華集團於出讓非核心資產計劃及南通港口集團與民生石油的投資計劃成績超然；而與中石油簽訂的合作協議為洋口港發展推進一大步。 閣下的集團現正專注其長江策略，致力成為長江流域的港口企業。有關業務回顧，詳見董事總經理報告書。

最後，董事局對梁寶榮先生*GBS, JP*於本年八月獲委任為獨立非執行董事深表歡迎。梁先生經驗豐富且人脈極廣，對董事局效績定必貢獻良多。

節日將至，本人藉此機會謹祝各位股東新年豐足、諸事順遂，並感謝各位對本集團策略與視野一直的支持與信賴。

主席
周明權 *OBE, JP*
謹啟

香港，二零零六年十二月十四日

董事總經理報告書

PYI is very well-positioned to benefit from the increasing bulk cargo throughput in the Yangtze River Region.

長江流域一帶的大宗散貨吞
吐量日增，保華集團在
此區業務佔優勢，前景
[illegible]



The six months ended 30 September 2006 were a period of strong performance for PYI Corporation Limited and its subsidiaries.

保華集團有限公司及其附屬公司截至二零零六年九月三十日止六個月之表現理想。

Financial Highlights 財務摘要

Turnover	營業額	$1,706 million 百萬元	-5%
NPAT	股東應佔溢利	$232 million 百萬元	+55%
EPS – Basic	每股基本盈利	16 cents 仙	+47%
Interim DPS	每股中期股息	1.5 cents 仙	0%
Special DPS	每股特別股息	22.2 cents 仙	-68%
NAV/S	每股資產淨值	$1.74 元	-1%

Review of Financial Performance and Positions

For the six months period under review, the Group recorded a consolidated turnover of about $1,706 million (2005: $1,792 million), representing a decrease of about 5% when compared with that of last corresponding period. The decrease was mainly attributable to the decrease in the Group's business in treasury investment.

財務表現及狀況回顧

截至二零零六年九月三十日止六個月，本集團錄得綜合營業額約17.06億元(二零零五年：17.92億元)，較去年同期數字減少約5%。有關減少之主要原因為本集團庫務投資業務之下跌。

Note:

Unless otherwise specified, all figures in this report are expressed in Hong Kong dollars.

註：

除非另有指明，否則本報告書內所有數字均以港幣列示。

The Group's gross margin percentage slightly decreased by 1% to some $121 million (2005: $146 million), representing a gross margin of 7% of the consolidated turnover. Profit before taxation of some $254 million was achieved as compared with some $215 million for same period last year. The Group's profit before taxation comprised:

(i) net gain of about $33 million in construction and other contracting businesses (2005: $57 million);
(ii) net gain of about $75 million in treasury investment (2005: $34 million);
(iii) net gain of about $1 million in property investment (2005: $100 million, of which $85 million was attributed to an increase in fair value of investment properties);
(iv) interest income and other income of about $23 million (2005: $97 million);
(v) negative goodwill arising on acquisition of interest in an associate engaged in the operation of Nantong Port Group of about $145 million (2005: Nil);
(vi) gain on disposal of interest in an associate of about $5 million (2005: Nil);
(vii) net corporate expenses of about $54 million (2005: $70 million);
(viii) finance costs of about $7 million (2005: $6 million); and
(ix) net gain of about $33 million (2005: $3 million) from associates and jointly controlled entities.

Net profit for the period attributable to the shareholders of PYI was about $232 million (2005: $149 million) and basic earnings per share was 16.0 cents (2005: 10.9 cents).

When compared with the Group's financial positions as at 31 March 2006, total assets increased by 9% to about $6,515 million and net current assets decreased by 36% to about $823 million. This was mainly attributed to the Group's further capital injection into the developing projects of the port and infrastructure development business segment. Consequently, current assets decreased from 1.7 times to 1.4 times of current liabilities. After accounting for net profit of about $232 million net of dividends paid/declared of about $348 million, equity attributable to shareholders of PYI decreased by 1% to about $2,547 million, representing $1.74 per share as at 30 September 2006 (31.3.2006: $1.86 per share).

Net cash inflow from operating activities was about $163 million, and net cash outflow in respect of investing and financing activities was about $177 million, resulting in a net decrease in available cash and cash equivalents of about $14 million for the period under review.

本集團之毛利輕微下跌 1% 至約 1.21 億元（二零零五年： 1.46 億元），毛利率約為綜合營業額之 7%。除税前溢利約達 2.54 億元，而去年同期則約為 2.15 億元。本集團之除稅前溢利包括：

(i) 建築及其他承包業務之收益淨額約 3,300 萬元（二零零五年： 5,700 萬元）；
(ii) 庫務投資之收益淨額約 7,500 萬元（二零零五年： 3,400 萬元）；
(iii) 物業投資之收益淨額約 100 萬元(二零零五年：1 億元，當中 8,500 萬元乃來自投資物業公平價值之增加)；
(iv) 利息收入及其他收入約 2,300 萬元（二零零五年： 9,700 萬元）；
(v) 增購發展南通港口集團之聯營公司權益之負商譽約 1.45 億元（二零零五年：無）；
(vi) 出售聯營公司權益之收益約 500 萬元（二零零五年：無）；
(vii) 公司開支淨額約 5,400 萬元（二零零五年：7,000 萬元）；
(viii) 融資成本約 700 萬元(二零零五年： 600 萬元)；及
(ix) 攤佔聯營公司及共同控制機構收益淨額約 3,300 萬元（二零零五年： 300 萬元）。

保華股東應佔期間溢利淨額約為 2.32 億元（二零零五年：1.49 億元），每股基本盈利為 16.0 仙（二零零五年：10.9 仙）。

與本集團於二零零六年三月三十一日之財政狀況相比，本集團之總資產增加約 9% 至約 65.15 億元，而流動資產淨值則減少 36% 至約 8.23 億元，主要原因是本集團對港口及基建發展業務下之發展中項目進一步注資。因此，流動資產由相當於流動負債之 1.7 倍減少至 1.4 倍。計及溢利淨額約 2.32 億元（扣除已派付／宣派之股息約 3.48 億元後），保華股東應佔之權益減少 1% 至約 25.47 億元，折合於二零零六年九月三十日每股 1.74 元（二零零六年三月三十一日：每股 1.86 元）。

經營業務之現金流入淨額約為 1.63 億元，而投資及融資活動之現金流出淨額則約為 1.77 億元，導致本期內現金及現金等值項目淨額減少約 1,400 萬元。

Review of Operations

Port & Infrastructure

The Group has developed a clear strategy to become a regional port player, focusing on bulk cargo, infrastructure and logistics in the Yangtze River region. Concentrating on this area of rapid growth, the Group expects its investments in ports and related facilities to drive future business development.

Rapid economic growth in China, combined with booming international trade, has resulted in increasing demand for raw materials, fertilizers, construction materials, foodstuffs and fuel. In turn, this demand is creating strong growth in the country's ports and logistics sector - especially in the Yangtze River region.

Development of Yangkou Port, the Group's flagship deep sea port project located at the mouth of the Yangtze River, is progressing well. In April 2006, PYI raised its stake in the Yangkou Port project to 75%, underscoring its commitment in developing the port into a trans-shipment hub in the Yangtze River region. In May 2006, the Group entered into collaboration with PetroChina for conducting preliminary engineering works for the development of a liquefied natural gas (LNG) receiving station at the port.

Nantong Port Group, in which the Group acquired a 45% stake, has been growing strongly. Expansion of the Langshan Terminal was completed in July 2006, effectively increasing throughput capacity by an impressive 54% to nearly 50 million tonnes.

In May 2006, the Group acquired Minsheng Gas, the business of a mature liquefied petroleum gas (LPG) operator located in Wuhan with proven logistics and operational capabilities. In addition to a market share of about 40% in Wuhan's LPG market, Minsheng Gas also gives the Group a foothold in the fast growing oil and gas logistics sectors in Central China. With a large business stream in converting motor vehicles to LPG, Minsheng Gas is effectively creating its own market and driving demand; while simultaneously supporting national environmental protection policies encouraging the use of LPG as energy.

The acquisitions of Nantong Port Group and Minsheng Gas have provided the Group with professional expertise and on-the-ground operational experience in both dry and liquid bulk cargo operations, which in turn complement the development of the Yangkou Port project. The strategic locations of these investments and the synergy derived from their operations represent key components of the Group's vision to become a regional port player.

業務回顧

港口及基建

本集團已定下策略，務求成為長江流域的主要港口投資者及營運商，業務以大宗散貨、基建與物流為主。本集團致力於這個高速增長範疇，預期以港口及相關設施投資帶動未來業務發展。

中國內地經濟增長迅速，加上國際貿易發展蓬勃，原材料、肥料、建築材料、食品及燃料等需求均不斷增加，同時促進國內港口及物流業的長遠發展，尤以長江流域更甚。

本集團在長江口之旗艦深水港口項目洋口港發展進度理想。二零零六年四月，本集團將所持有洋口港項目的股權增至75%，顯示集團銳意將洋口港發展成長江流域貨物中轉基地。本年五月本集團與中石油就在洋口港發展液化天然氣接收站簽訂協議，從而進行前期工程。

本集團購入45%股權之南通港口集團於年內發展蓬勃。狼山港碼頭於二零零六年七月完成擴建工程後，吞吐能力增至近5,000萬噸，增幅高達54%。

二零零六年五月本集團全面收購武漢最具規模之一的液化石油氣營運商「民生石油」，該營運商的物流與營運能力有目共睹。民生石油於武漢液化石油氣行業有約40%的市場佔有率，定將有助本集團在華中之急促發展的石油與天然氣物流市場佔一席位。隨著汽車轉用液化石油氣成為大趨勢之業務，民生石油在開創市場與帶動需求方面取得佳績之餘，亦正好配合國家鼓勵使用液化石油氣作能源之用的環保政策。

本集團收購南通港口集團與民生石油為本集團提供掌握大宗乾濕散貨營運之專業知識與實際經驗，對洋口港項目發展亦大有裨益。此等投資的策略位置與業務所產生的協同效應，均為構成本集團發展成長江流域的主要港口投資者及營運商目標之主要元素。

Armed with it the strategy of continued organic growth supplemented by future strategic acquisitions, the Group is very well-positioned to benefit from booming demand for distribution, transportation and logistics services in the Yangtze River region.

本集團倚仗持續自然增長策略輔以日後的策略收購行動，定能在長江流域對分銷、運輸及物流服務需求日增趨勢中受惠。

Paul Y Engineering

Paul Y. Engineering Group Limited, an international engineering services group, celebrated its 60 years of excellence in building Hong Kong in November 2006. Established in 1946, Paul Y Engineering provides integrated solutions to its clients via its three core business, management contracting, project management and facilities management. It continues to build on solid foundations to improve the quality and recurring nature of contract margins.

The Paul Y Engineering Group achieved gross profit of $82 million during the period under review (2005: $98 million). Net profit attributable to shareholders rose by 18% to $54 million (2005: $46 million).

The management contracting division remains the major contributor of profit to the Paul Y Engineering Group, while the project management and facilities management divisions have developed sustainable momentum. During the period under review, new construction contracts amounting to $117 million were secured. As at the period end, the value of contracts on hand was $8,535 million and the value of work remaining was $4,614 million. Subsequent to the period end, the division has secured further contracts of $4,131 million.

保華建業

保華建業集團有限公司於一九四六年創辦，為一家國際工程服務集團，並剛於二零零六年十一月慶祝六十周年誌慶。保華建業為客戶提供綜合工程服務，其三項核心業務包括承建管理、項目管理與設施管理。在穩固根基上，該集團將進一步改善服務質素，並掌握合約利潤的循環特性。

期內，保華建業集團錄得毛利約8,200萬元（二零零五年：9,800萬元），股東應佔溢利淨額5,400萬元（二零零五年：4,600萬元），上升18%。

承建管理部門仍然為保華建業集團之主要溢利來源，而項目管理及設施管理部門亦錄得顯著增幅。於本期間，已取得1.17億元之新建築合約。於期末，手頭合約價值達85.35億元，而餘下工程價值則達46.14億元。期結日後，保華建業集團再取得41.31億元的工程合約。

Property Development & Investment

Property investment contributed about $1 million (2005: $100 million, of which $85 million was attributed to an increase in fair value of investment properties) to operating profit for the six months ended 30 September 2006.

After the disposal of Paul Y. Centre in the prior financial year, the Group still holds one property, namely M. Bux Tower, an industrial building located in Kwai Chung, Hong Kong with a book cost of $78 million as at the period end (31.3.2006: $78 million). The value of this property was equivalent to about 1% of the Group's total assets as at 30 September 2006.

In order to capture the increasing demand in property market, PYI has commenced property development activity at Yangkou Port.

物業發展及投資

截至二零零六年九月三十日的六個月內，約100萬元（二零零五年：約1億元，當中8,500萬元乃來自投資物業公平價值之增加）之經營溢利來自物業投資業務。

於上一個財政年度出售保華企業中心後，本集團仍持有一幢位於香港葵涌之工業大廈「百德中心」，於期末之賬面成本值為7,800萬元（二零零六年三月三十一日：7,800萬元）。此項物業之價值相當於本集團於二零零六年九月三十日之資產總值約1%。

為把握物業市場需求愈見殷切之機遇，保華已於洋口港展開物業發展業務。

Treasury Investment

The treasury investment business contributed about $75 million (2005: $34 million) towards operating profit during the six months ended 30 September 2006.

Total value of the Group's investment securities portfolio amounted to about $113 million as at 30 September 2006 (31.3.2006: $162 million), representing about 2% of the Group's total assets.

Material Acquisition and Disposal

Acquisition of 45% equity interest in Nantong Port Group

On 12 August 2005, the Group entered into a conditional agreement to invest an amount of about RMB435 million in Nantong Port Group. As at 30 September 2006, the Group had completed its capital contribution and held a 45% interest in Nantong Port Group. Nantong Port Group is a core port enterprise owning four major terminals at Nantong Port. Being a major port located in Nantong, Jiangsu Province, China, Nantong Port situates at a position close to the mouth of the Yangtze River. It is also a category one national port open to foreign trade and a hub port of the country.

Acquisition of a further 7.4% indirect interest in Yangkou Port project

During the current period, the Group further increased its indirect interest in the Yangkou Port project from 67.6% to 75% by acquiring the remaining 9.9% interest of Global Achiever Limited, an investment holding company of the Yangkou Port project subsidiaries, held by a minority shareholder at a consideration wholly satisfied by the issue of 68.5 million new shares of PYI at an issue price of $2.45 each.

Acquisition of assets by Minsheng Gas

To further pursue liquid bulk terminal opportunities and enhance its capabilities in this business sector, on 12 May 2006, the Group entered into an asset acquisition agreement to acquire assets related to a liquid bulk logistics business in Wuhan, PRC, including LPG storage facilities, terminal and jetty, filing stations and equipment. The consideration payable by the Group for the acquisition was RMB470 million, comprising RMB350 million in cash and RMB120 million in convertible note of PYI at a conversion price of $4.25 per share. The LPG terminal in Wuhan not only provides the Group with a new operating skill base, but also an initial foothold in Central China.

庫務投資

截至二零零六年九月三十日的六個月內，約7,500萬元（二零零五年：3,400萬元）的經營溢利來自庫務投資業務。

於二零零六年九月三十日，本集團的投資證券總值約達1.13億元（二零零六年三月三十一日：1.62億元），約佔本集團總資產2%。

重大收購及出售

收購南通港口集團45%股本權益

於二零零五年八月十二日，本集團訂立一項有條件協議，據此於南通港口集團投資約4.35億人民幣。於二零零六年九月三十日，本集團已完成注資額並持有南通港口集團之45%權益。南通港口集團為一家核心港口企業，其擁有南通港口四個主要碼頭。作為中國江蘇省南通市之主要港口，南通港口位處毗鄰長江之河口，亦為對外開放外貿之國家一級港口及全國樞紐港口。

進一步收購洋口港項目7.4%間接權益

於本期間，本集團通過收購一位少數股東持有的Global Achiever Limited（為多間洋口港項目附屬公司之投資控股公司）餘下9.9%權益，進一步由67.6%增持至75%於洋口港項目之間接權益，有關代價已藉以每股發行價2.45元發行6,850萬股保華新股份支付。

收購民生石油資產

為進一步把握大宗濕貨碼頭之商機，增強於此行業之能力，本集團於二零零六年五月十二日訂立資產收購協議，以收購於中國武漢與大宗濕貨物流業務有關之資產，包括液化石油氣儲配設施、碼頭及棧橋、加氣站及設備。收購代價為4.7億人民幣，其中3.5億人民幣以現金支付，而1.2億人民幣則由保華發行可換股票據予賣方支付，票據之換股價為每股4.25元。武漢液化石油氣碼頭不但為本集團提供全新營運技能之基礎，亦為集團帶來首個華中地區據點。

Divestment in China Strategic

During the current period, the Group completed its disposal of a 15.32% interest in China Strategic Holdings Limited at a cash consideration of $26 million. The remaining 62 million consolidated shares of China Strategic were classified as investment held for trading as at 30 September 2006.

Major Subsequent Event

Disposal of M. Bux Tower

Subsequent to the period under review, in November 2006, the Group entered into an agreement to sell M. Bux Tower, an industrial building located in Kwai Chung, Hong Kong, for the sum of $98 million in cash. The sale price represented a premium of about $20 million over book value. The disposal of M. Bux Tower marks the completion of the Group's divestment programme, allowing it to focus its future business on developing its regional port strategy in the Yangtze River region.

Liquidity and Capital Resources

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to five years. To minimize the adverse impact of exchange rate and interest rate fluctuation on the Group's earnings, assets and liabilities, the Group continues to manage the fluctuation exposures on specific transactions.

As at 30 September 2006, the Group's total borrowings amounted to about $876 million (31.3.2006: $688 million), with $462 million (31.3.2006: $523 million) repayable within one year and $414 million (31.3.2006: $165 million) repayable after one year. Out of the Group's total borrowings of about $876 million as at 30 September 2006, about $282 million was non-recourse to the Group (excluding the Paul Y Engineering Group).

出讓中策資產

於本期間，本集團完成以現金代價2,600萬元出售中策集團有限公司15.32%權益，其餘6,200萬股中策合併股份於二零零六年九月三十日列作持作買賣投資。

主要結算日後事項

出售百德中心

期結日後，本集團於二零零六年十一月已訂立協議，以現金9,800萬元出售位於香港葵涌一座工業大廈「百德中心」。出售價較賬面淨值高出約2,000萬元。出售百德中心標誌本集團已完成整個出讓資產計劃，今後將可專注於長江流域港口業務發展策略。

流動資金及資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金及資本開支承擔的支持。本集團之貸款按市場息率計息，還款期為一至五年。為盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易之市場波動風險。

於二零零六年九月三十日，本集團借款共達約8.76億元（二零零六年三月三十一日：6.88億元），其中4.62億元（二零零六年三月三十一日：5.23億元）須於一年內償還，另4.14億元（二零零六年三月三十一日：1.65億元）須於一年後償還。本集團於二零零六年九月三十日約8.76億元之總借貸中，約2.82億元對本集團（不包括保華建業集團）並無追索權。

As at 30 September 2006, $366 million (31.3.2006: $404 million) of the Group's borrowings bore interest at floating rates and were denominated in HK$, $441 million (31.3.2006: $142 million) bore interest at floating rates and were denominated in RMB, and $69 million (31.03.2006: $142 million) bore interest at a fixed rate and were denominated in RMB. The Group's gearing ratio was 0.34 (31.3.2006: 0.27), which is calculated based on the total borrowings of $876 million (31.3.2006: $688 million) and the Group's shareholders' fund of $2,547 million (31.3.2006: $2,571 million).

Cash balances as at 30 September 2006 amounted to about $705 million (31.3.2006: $785 million), of which about $49 million (31.3.2006: $119 million) has been pledged to banks to secure general credit facilities granted to the Group. At the period end, the Group has a net debt position (being cash balances net of bank borrowings) of $44 million (31.3.2006: net cash of $313 million).

During the current period, PYI issued 68.5 million new ordinary shares as consideration for acquiring a further 7.4% indirect interest in the Yangkou Port project.

In addition, the Group has contracted to pay for the consideration of acquiring the LPG assets and business in Wuhan as to RMB350 million in cash and RMB120 million by way of the issuance of a zero coupon, 3-year HK$ convertible note of PYI at a conversion price of $4.25 per share. The issuance of this convertible note was conditional upon the fulfilment of certain conditions as stated in the acquisition agreement, some of which had not been completed as at 30 September 2006. The Group also negotiated a 7-year bank term loan in principal amount of RMB300 million as the primary facility to finance this acquisition. As at 30 September 2006, the Group utilised the said bank term loan in an aggregate amount of RMB253 million.

於二零零六年九月三十日，本集團借款中有3.66億元（二零零六年三月三十一日：4.04億元）按浮動息率計息並以港元為單位，4.41億元（二零零六年三月三十一日：1.42億元）按浮動利率計息並以人民幣為單位，另有6,900萬元（二零零六年三月三十一日：1.42億元）按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.34（二零零六年三月三十一日：0.27），該項比率乃根據本集團8.76億元（二零零六年三月三十一日：6.88億元）之總借款及25.47億元（二零零六年三月三十一日：25.71億元）之股東資金計算。

於二零零六年九月三十日之現金結餘約為7.05億元（二零零六年三月三十一日：7.85億元），當中約4,900萬元（二零零六年三月三十一日：1.19億元）已抵押予銀行以取得本集團所獲給予之一般信貸融資。於期末，本集團處於淨借款狀況（即扣除銀行借貸後之現金結餘）4,400萬元（二零零六年三月三十一日：淨現金3.13億元）。

於本期間，保華發行6,850萬股新普通股股份，作為進一步收購於洋口港項目7.4%間接權益的代價。

此外，本集團訂約收購武漢液化石油氣資產及業務之代價，當中3.5億人民幣是以現金支付，而1.2億人民幣則由保華發行以港元為單位之三年期零票息可換股票據支付，票據之換股價為每股4.25元。可換股票據發行須取決於收購協議內所列明之若干條件是否達致而定，惟於二零零六年九月三十日部份條件尚未完成。本集團亦已磋商獲取一筆本金額3億人民幣之七年期銀行有期貸款，作為支持該宗收購之主要信貸融資。於二零零六年九月三十日，本集團已取用該銀行有期貸款合共2.53億人民幣。

Contingent Liabilities

As at 30 September 2006, the Group has contingent liabilities in respect of guarantee in favour of a bank for banking facilities given to an associate of about $9 million (31.3.2006: $9 million), which was non-recourse to the Group (excluding the Paul Y Engineering Group).

The Group has provided rental guarantee in favor of the purchaser of Paul Y. Centre. Under this rental guarantee, the Group has guaranteed that the net rental for each of the three years commencing from 20 January 2006 would not be less than $48 million. The Group is entitled to receive 30% of any excess of the net annual rental of the guaranteed period received over $48 million. In the opinion of the directors, the fair value of the liabilities in relation to this rental guarantee arrangement is insignificant as at 30 September 2006.

Pledge of Assets

As at 30 September 2006, certain of the Group's properties, plant and equipment, land and sea use rights, properties held for sale, bank deposits, investment held for trading with an aggregate value of about $725 million (31.3.2006: $319 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. About $49 million (31.3.2006: $76 million) of the pledged assets as at 30 September 2006 were pledged to secure credit facilities which were non-recourse to the Group (excluding the Paul Y Engineering Group).

Commitments

As at 30 September 2006, the Group has expenditure contracted for but not provided for in the consolidated financial statements in respect of the acquisition of certain property, plant and equipment, project under development and equity investment in the amount of about $372 million (31.3.2006: $92 million).

Human Resources

At the end of the period under review, the Group employed a total of about 1,536 full-time employees (31.3.2006: 1,294 employees), among them 1,220 were employed by Paul Y Engineering (31.3.2006: 1,190 employees). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses. PYI has already implemented three share-related incentive schemes to provide alternative means to motivate employees and promote their loyalty in line with the Group's business strategy. Such schemes benefited PYI staff both in Hong Kong and the Mainland.

或然負債

於二零零六年九月三十日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約900萬元（二零零六年三月三十一日：900萬元）之或然負債，其對本集團（不包括保華建業集團）並無追索權。

本集團向保華企業中心買家提供租金擔保。根據此租金擔保，本集團擔保自二零零六年一月二十日起三年各年之淨租金將不少於4,800萬元，本集團有權收取擔保期內已收取淨年租金超逾4,800萬元數額之30%。董事認為，於二零零六年九月三十日，該租金擔保安排中之公平價值屬微不足道。

資產抵押

於二零零六年九月三十日，本集團總值約7.25億元（二零零六年三月三十一日：3.19億元）之若干物業、機械及設備、土地及海域使用權、持作出售物業、銀行存款、持作買賣投資以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於二零零六年九月三十日，約4,900萬元（二零零六年三月三十一日：7,600萬元）的已抵押資產已作為對本集團（不包括保華建業集團）並無追索權之信貸融資的抵押品。

承擔

於二零零六年九月三十日，本集團就收購若干物業、機械及設備、發展中項目以及股本投資有約3.72億元（二零零六年三月三十一日：9,200萬元）之已簽訂但並未於綜合財務報表撥備之開支。

人力資源

於本期間結算日，本集團共聘用約1,536名全職僱員（二零零六年三月三十一日：1,294名僱員），其中約1,220名乃由保華建業聘用（二零零六年三月三十一日：1,190名僱員），酬金包括薪金及與表現掛鈎之花紅及股份形式花紅。保華已實行三項與股份相關之獎勵計劃，以配合集團業務策略，為推動員工努力工作及提高歸屬感提供更多選擇方案，該等計劃同時讓香港及中國內地之保華員工獲益。

Interim Dividend

The Board has resolved to pay an interim dividend of 1.5 cents per share for the six months ended 30 September 2006 (2005: 1.5 cents per share) to shareholders whose names appear on the register of members of PYI as at the close of business on 10 January 2007. The interim dividend is expected to be paid to shareholders by post on or around 9 February 2007.

The interim dividend will be paid in cash, with shareholders being offered an opportunity to re-invest in PYI by receiving PYI shares in lieu of cash in respect of all or part of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of PYI shares for the three consecutive trading days ending 10 January 2007 less a discount of five per cent. of such average price or to the par value of the shares, whichever is the higher. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the new shares to be issued.

Closure of the Register of Members

The register of members of PYI will be closed during the period from 8 January 2007 to 10 January 2007, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the interim dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 5 January 2007.

Outlook

It appears that China will continue steaming ahead with strong growth which sets to remain steady for the remaining six months ending 31 March 2007. Such growth, coupled with increasing levels of international trade, has spiked demand for essential raw materials, construction materials and energy resources.

The Group's business in bulk cargo and ports infrastructure is directly benefited from this booming demand as Mainland China increases its appetite for the resources necessary to support its continued growth.

To strengthen its strategic position in the Yangtze River region, PYI is focusing on the ongoing development of its flagship project at Yangkou Port, as well as leveraging its operations at Nantong and Wuhan for maximum synergies, cross-business opportunities and economies of scale.

中期股息

董事局已決議向於二零零七年一月十日辦公時間結束時名列保華股東名冊之股東派付截至二零零六年九月三十日止六個月之中期股息每股 1.5 仙（二零零五年：每股 1.5 仙）。中期股息預計於二零零七年二月九日左右以郵寄方式向股東派付。

中期股息將以現金方式派發，股東亦可選擇將中期股息再度投資於保華，就部份或全部股息選擇收取保華股份代替現金。根據以股代息建議將予發行之股份市值將參照保華股份於截至二零零七年一月十日止連續三個交易日之平均收市價減按該平均價格之 5% 折讓或股份面值（以較高者為準）而釐定。建議之以股代息須待香港聯合交易所有限公司批准新股份上市及買賣後方可作實。

暫停辦理股東登記手續

保華將於二零零七年一月八日至二零零七年一月十日（包括首尾兩日）暫停辦理股東登記手續，期內將不會登記任何保華股份之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於二零零七年一月五日下午四時前交回保華之香港股份過戶登記分處秘書商業服務有限公司以供登記，地址為香港灣仔皇后大道東 28 號金鐘匯中心 26 樓。

展望

預期中國將持續錄得強勁增長，穩步向前，斐然增長之勢應可望於二零零七年三月三十一日止之財政年度餘下六個月內繼續保持。此增長加上國際貿易日趨頻繁，導致基本原材料、建築材料與能源需求銳增。

隨著中國內地對持續增長所需資源需求日增，本集團的大宗散貨港口基建業務亦將直接受惠。

為了穩佔在長江流域之策略據點，保華正銳意發展位處洋口港之旗艦項目，並借助集團於南通與武漢之業務，以充分發揮協同效應、互惠商機以及規模經濟之效。

Having acquired operational expertise in both dry and liquid bulk cargo, PYI is exploring opportunities for further acquisitions in order to increase our critical mass in the Yangtze River region. In the remainder of this financial year, it is crucial for PYI to secure the development of an LNG import facility in Yangkou Port as well as to pursue acquisitions of strategic port assets in the Yangtze River region.

PYI is fully committed to deploying its professional capabilities and operational resources to participate in China's ports and logistics sector, and to achieve our vision of becoming the major bulk cargo port investor and operator in the Yangtze River region.

Yours faithfully,

Tom Lau
Deputy Chairman & Managing Director

Hong Kong, 14 December 2006

繼掌握大宗乾濕散貨營運專業知識後，保華正發掘進一步收購的機會，以提升保華於長江流域的重要地位。於餘下財政年度，完成發展洋口港之液化天然氣進口設施及尋求於長江流域收購策略性港口資產，對保華相當重要。

保華致力運用專業技能與營運資源，進軍中國港口與物流行業，並實現本集團成為長江流域主要大宗散貨港口投資者及營運商的宏願。

副主席兼董事總經理
劉高原
謹啟

香港，二零零六年十二月十四日

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF PYI CORPORATION LIMITED
保華集團有限公司
(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by PYI Corporation Limited to review the interim financial report set out on pages 15 to 35.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
14 December 2006

致保華集團有限公司
之董事局
(於百慕達註冊成立之有限公司)

緒言

本核數師行奉　貴公司示審閱載於第15至第35頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定　貴公司須遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及有關規定編製中期財務報告。　貴公司之董事須負責編製及審批中期財務報告。

本行負責基於本行對中期財務報告之審閱工作，按照雙方協定委聘條款，純向　台端匯報審核結論而拒作他圖。本行就本報告內容對任何其他人等概不負責。

已完成之審閱工作

本行是按照香港會計師公會頒佈之核數準則第700條「審閱中期財務報告之工作」進行審閱工作。審閱範圍主要包括採用查詢管理方式及分析程序以審閱中期財務報告，而除另行披露者外，評估是否貫徹應用會計政策及呈列方式。審閱範圍以外之審核程序包括測試管理方式及查證資產、負債及交易等。審閱工作涉及之程序遠較核數工作涉及者為少，故其準確性亦較低。因此，本行對中期財務報告不會發表核數意見。

審閱結論

根據本行審閱(並不構成審核工作)之結果，本行並不察覺須對截至二零零六年九月三十日止六個月之中期財務報告作出任何重大之修改。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零六年十二月十四日

Condensed Consolidated Income Statement
簡明綜合收益表

For the six months ended 30 September 2006
截至二零零六年九月三十日止六個月

			Unaudited 未經審核 Six months ended 30 September 截至九月三十日止六個月	
		Notes 附註	**2006 HK$'000 千港元**	2005 HK$'000 千港元 (restated) (重新列賬)
Turnover	營業額	4	**1,705,969**	1,791,511
Cost of sales	銷售成本		**(1,584,729)**	(1,645,900)
Gross profit	毛利		**121,240**	145,611
Other income	其他收入	5	**84,917**	101,906
Administrative expenses	行政費用		**(109,309)**	(81,369)
Other expenses	其他費用		**(19,566)**	(34,194)
Finance costs	融資成本		**(7,254)**	(6,020)
Increase in fair value of investment properties	投資物業之公平價值增加		**–**	85,400
Loss on disposal of subsidiaries	出售附屬公司之虧損		**–**	(82)
Discount on acquisition of interest in an associate	收購聯營公司權益之負商譽		**145,023**	–
Gain on disposal of interest in an associate	出售聯營公司權益之收益		**5,067**	–
Reversal of impairment loss on interest in an associate	聯營公司權益之減值虧損撥回		**–**	23,289
Share of results of associates	攤佔聯營公司業績		**33,420**	(22,080)
Share of results of jointly controlled entities	攤佔共同控制機構業績		**(1)**	2,101
Profit before taxation	除稅前溢利	6	**253,537**	214,562
Taxation	稅項	7	**(3,194)**	(49,421)
Profit for the period	期間溢利		**250,343**	165,141
Attributable to:	以下人士應佔：			
Equity holders of the Company	本公司之股權持有人		**231,631**	149,280
Minority interests	少數股東權益		**18,712**	15,861
			250,343	165,141
Distribution	分派	8	**347,599**	977,557
Earnings per share	每股盈利			
Basic	基本	9	**HK16.0 cents 港仙**	HK10.9 cents 港仙
Diluted	攤薄	9	**HK15.8 cents 港仙**	N/A 不適用

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At 30 September 2006
於二零零六年九月三十日

		Notes 附註	**Unaudited 未經審核 30.9.2006 HK$'000 千港元**	Audited 經審核 31.3.2006 HK$'000 千港元 (restated) (重新列賬)
NON-CURRENT ASSETS	**非流動資產**			
Property, plant and equipment	物業、機械及設備	10	**492,634**	35,800
Project under development	發展中項目	11	**2,041,490**	1,958,869
Prepaid land lease payments	預付土地租賃款項		**68,682**	23,136
Goodwill	商譽		**61,646**	61,646
Other intangible assets	其他無形資產		**15,679**	8,035
Interests in associates	聯營公司權益	12	**644,485**	411,457
Interests in jointly controlled entities	共同控制機構權益		**2,569**	2,570
Deposit for acquisition of an associate	收購聯營公司之按金	12(b)	**–**	160,211
Available-for-sale investments	可供出售投資		**580**	1,653
Loan receivable – due after one year	一年後到期之應收貸款		**30,006**	–
Amounts due from associates – due after one year	一年後到期之應收聯營公司款項		**117,000**	117,000
Deferred consideration receivable	應收遞延代價		**10,376**	10,223
			3,485,147	2,790,600
CURRENT ASSETS	**流動資產**			
Properties under development	發展中物業		**71,365**	–
Properties held for sale	持作出售物業		**78,245**	78,245
Prepaid land lease payments	預付土地租賃款項		**1,607**	575
Loans receivable – due within one year	一年內到期之應收貸款		**199,602**	105,886
Amounts due from related companies – due within one year	一年內到期之應收關連公司款項		**176,669**	251,852
Amounts due from associates – due within one year	一年內到期之應收聯營公司款項		**48,084**	227,776
Amounts due from customers for contract works	應收客戶合約工程款項		**233,261**	163,379
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	13	**1,399,354**	1,415,407
Conversion option embedded in loan receivable	應收貸款附帶之換股權		**1,511**	–
Investments held for trading	持作買賣投資		**113,064**	161,693
Taxation recoverable	可退回稅款		**1,605**	1,605
Pledged bank deposits	已抵押銀行存款		**48,621**	118,622
Short term bank deposits	短期銀行存款		**277,364**	526,504
Bank balances and cash	銀行結存及現金		**379,138**	139,534
			3,029,490	3,191,078

		Notes 附註	Unaudited 未經審核 30.9.2006 HK$'000 千港元	Audited 經審核 31.3.2006 HK$'000 千港元 (restated) (重新列賬)
CURRENT LIABILITIES	**流動負債**			
Amounts due to customers for contract works	應付客戶合約工程款項		**531,578**	429,615
Creditors and accrued expenses	應付賬款及應計開支	14	**1,137,040**	899,829
Amounts due to associates and jointly controlled entities	應付聯營公司及共同控制機構款項		**5,403**	3,678
Amount due to a minority shareholder	應付少數股東款項		**–**	4,638
Loan from minority shareholders	來自少數股東貸款		**2,956**	123,439
Dividend payable	應付股息		**21,939**	–
Taxation payable	應繳税項		**47,713**	45,759
Bank and other borrowings – due within one year	一年內到期之銀行及其他借款		**459,847**	400,158
			2,206,476	1,907,116
NET CURRENT ASSETS	**流動資產淨值**		**823,014**	1,283,962
TOTAL ASSETS LESS CURRENT LIABILITIES	**總資產減流動負債**		**4,308,161**	4,074,562
NON-CURRENT LIABILITIES	**非流動負債**			
Bank and other borrowings – due after one year	一年後到期之銀行及其他借款		**413,636**	164,625
Deferred tax liabilities	遞延税項負債		**915,194**	900,000
			1,328,830	1,064,625
			2,979,331	3,009,937
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	15	**146,264**	137,880
Reserves	儲備		**2,401,042**	2,432,752
Equity attributable to equity holders of the Company	本公司之股權持有人應佔權益		**2,547,306**	2,570,632
Share options reserve of a subsidiary	附屬公司購股權儲備		**880**	137
Minority interests	少數股東權益		**431,145**	439,168
TOTAL EQUITY	**總權益**		**2,979,331**	3,009,937

Condensed Consolidated Statement of Changes in Equity

簡明綜合權益變動表

For the six months ended 30 September 2006

截至二零零六年九月三十日止六個月

		Attributable to equity holders of the Company 本公司之股權持有人應佔												
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share options reserve of a subsidiary 附屬公司購股權儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2006	於二零零六年四月一日													
– As originally stated	– 原先列賬	137,880	169,129	124,695	-	(352)	5,733	5,143	4,940	2,123,464	2,570,632	137	439,168	3,009,937
– Effect of prior year adjustment (Note 3)	– 過往年度調整之影響（附註3）	-	-	-	(211,392)	-	-	-	-	211,392	-	-	-	-
– As restated	– 重新列賬	137,880	169,129	124,695	(211,392)	(352)	5,733	5,143	4,940	2,334,856	2,570,632	137	439,168	3,009,937
Exchange difference arising from translation of overseas operations	因匯兌海外業務而產生之匯兌差額	-	-	-	-	-	-	9,810	-	-	9,810	-	1,467	11,277
Deficit on revaluation of investments	重估投資之虧絀	-	-	-	-	(822)	-	-	-	-	(822)	-	(251)	(1,073)
Share of translation reserve of associates	攤佔聯營公司匯兌儲備	-	-	-	-	-	-	102	-	-	102	-	-	102
Net income (expense) recognised directly in equity	直接於權益確認之收入（開支）淨額	-	-	-	-	(822)	-	9,912	-	-	9,090	-	1,216	10,306
Profit for the period	期間溢利	-	-	-	-	-	-	-	-	231,631	231,631	-	18,712	250,343
Total recognised income and expense for the period	期間已確認收入及開支總額	-	-	-	-	(822)	-	9,912	-	231,631	240,721	-	19,928	260,649
Shares repurchased	購回股份	(200)	(4,181)	-	-	-	-	-	-	-	(4,381)	-	-	(4,381)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之開支	-	-	-	-	-	-	-	11,240	-	11,240	743	-	11,983
Issue of shares under share options scheme	根據購股權計劃發行股份	1,734	21,996	-	-	-	-	-	(600)	-	23,130	-	-	23,130
Share issue expenses	發行股份費用	-	(269)	-	-	-	-	-	-	-	(269)	-	-	(269)
Issue of shares upon acquisition of additional interests in subsidiaries	根據收購附屬公司之額外權益發行股份	6,850	192,701	-	-	-	-	-	-	-	199,551	-	-	199,551
Acquisition of additional interest in subsidiaries	收購附屬公司之額外權益	-	-	-	(142,510)	-	-	-	-	-	(142,510)	-	(55,685)	(198,195)
Contribution from minority shareholders	少數股東出資	-	-	-	-	-	-	-	-	-	-	-	38,040	38,040
Release upon disposal of interest in an associate	出售附屬公司權益時發放	-	-	-	-	-	(2,991)	(218)	-	-	(3,209)	-	-	(3,209)
Distribution	分派	-	-	-	-	-	-	-	-	(347,599)	(347,599)	-	-	(347,599)
Dividends distributed by a subsidiary	附屬公司分發之股息	-	-	-	-	-	-	-	-	-	-	-	(10,306)	(10,306)
At 30 September 2006	於二零零六年九月三十日	146,264	379,376	124,695	(353,902)	(1,174)	2,742	14,837	15,580	2,218,888	2,547,306	880	431,145	2,979,331

		Attributable to equity holders of the Company 本公司之股權持有人應佔												
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share options reserve of a subsidiary 附屬公司購股權儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2005	於二零零五年四月一日	136,920	184,811	124,695	2,480,000	991	-	(561)	-	301,116	3,227,972	-	536,425	3,764,397
Exchange difference arising from translation of overseas operations	因匯兌海外業務而產生之匯兌差額	-	-	-	-	-	-	4,776	-	-	4,776	-	-	4,776
Deficit on revaluation of investments	重估投資之虧損	-	-	-	-	(1,075)	-	-	-	-	(1,075)	-	(163)	(1,238)
Share of other reserve of an associate	應佔聯營公司其他儲備	-	-	-	-	-	6,149	-	-	-	6,149	-	-	6,149
Share of translation reserve of an associate	應佔聯營公司匯兌儲備	-	-	-	-	-	-	(678)	-	-	(678)	-	-	(678)
Net income (expense) recognised directly in equity	直接於權益確認之收入(開支)淨額	-	-	-	-	(1,075)	6,149	4,098	-	-	9,172	-	(163)	9,009
Profit for the period	期間溢利	-	-	-	-	-	-	-	-	149,280	149,280	-	15,861	165,141
Total recognised income and expense for the period	期間已確認收入及開支總額	-	-	-	-	(1,075)	6,149	4,098	-	149,280	158,452	-	15,698	174,150
Shares repurchased	購回股份	(1,052)	(13,556)	-	-	-	-	-	-	-	(14,608)	-	-	(14,608)
Transferred from capital reserve	轉撥自資本儲備	-	-	-	(2,480,000)	-	-	-	-	2,480,000	-	-	-	-
Distribution	分派	-	-	-	-	-	-	-	-	(977,557)	(977,557)	-	-	(977,557)
Dividends distributed by a subsidiary	附屬公司分發之股息	-	-	-	-	-	-	-	-	-	-	-	(12,052)	(12,052)
At 30 September 2005	於二零零五年九月三十日	135,868	171,255	124,695	-	(84)	6,149	3,537	-	1,952,839	2,394,259	-	540,071	2,934,330

Other reserve represents the statutory reserves required by the relevant rules and regulations of the People's Republic of China applicable to the Company's associates.

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

其他儲備指中華人民共和國適用於本公司聯營公司之相關規則及法規規定之法定儲備。

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended 30 September 2006
截至二零零六年九月三十日止六個月

			Unaudited Six months ended 30 September 未經審核 截至九月三十日止六個月	
		Note 附註	**2006** **HK$'000** 千港元	2005 HK$'000 千港元 (restated) (重新列賬)
NET CASH FROM OPERATING ACTIVITIES	**來自經營業務之現金淨額**		**162,754**	478,819
NET CASH (USED IN) FROM INVESTING ACTIVITIES	**(用於)來自投資業務之現金淨額**			
Acquisition of interests in associates	收購聯營公司權益		**(273,520)**	–
Acquisition of business	收購業務	16	**(252,319)**	–
Additions to property, plant and equipment	物業、機械及設備增加		**(7,357)**	(7,848)
Decrease in pledged bank deposits	已抵押銀行存款減少		**70,001**	–
Other investing cash flows	其他投資現金流量		**55,546**	31,771
			(407,649)	23,923
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**來自(用於)融資活動之現金淨額**			
Repayment of bank and other borrowings	償還銀行及其他借款		**(367,749)**	(269,126)
New bank and other borrowings raised	新籌措銀行借款		**587,657**	221,139
Repayment of loan advanced from minority shareholders	償還少數股東貸款		**(31,895)**	(68,303)
Payment for repurchase of shares	就購回股份支付之款項		**(4,365)**	(14,478)
Share repurchase expenses	股份購回開支		**(16)**	(130)
Proceeds from issue of shares	發行股份所得款項		**23,130**	–
Contribution from minority shareholders	少數股東出資		**38,040**	–
Share issue expenses	發行股份開支		**(269)**	–
Repayment of amount due to a minority shareholder	償還應付少數股東款項		**(4,638)**	–
Interest paid	已付利息		**(9,022)**	(11,919)
Dividends paid	已付股息		**–**	(957,122)
			230,873	(1,099,939)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**現金及與現金等值項目減少淨額**		**(14,022)**	(597,197)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**外幣匯率變動之影響**		**4,282**	–
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**現金及與現金等值項目承前**		**666,038**	1,247,572
CASH AND CASH EQUIVALENTS CARRIED FORWARD	**現金及與現金等值項目結轉**		**656,298**	650,375
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及與現金等值項目結存分析**			
Short term bank deposits	短期銀行存款		**277,364**	577,124
Bank balances and cash	銀行結存及現金		**379,138**	94,557
Bank overdrafts	銀行透支		**(204)**	(21,306)
			656,298	650,375

For the six months ended 30 September 2006

截至二零零六年九月三十日止六個月

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2006, except for the change in accounting policy as disclosed in note 3 and that, in the current period, the Group has applied, for the first time, the following new or amendments to Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations ("HK(IFRIC) – INTs") (hereinafter collectively referred to as the "new HKFRSs") which are effective for accounting periods beginning on or after 1 December 2005, 1 January 2006 or 1 March 2006:

HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK (IFRIC) – Int 4	Determining Whether an Arrangement Contains a Lease
HK (IFRIC) – Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK (IFRIC) – Int 6	Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"

The application of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented.

The Group has not early applied the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standard, amendment or interpretations will have no material impact on the financial statements of the Group:

HKAS 1 (Amendment)	Capital Disclosure[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – Int 8	Scope of HKFRS 2[2]
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment[4]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 May 2006.
[3] Effective for annual periods beginning on or after 1 June 2006.
[4] Effective for annual periods beginning on or after 1 November 2006.

1. **編製基準**

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定及香港會計師公會頒布之香港會計準則(「香港會計準則」)第34號「中期財務申報」編製。

2. **主要會計政策**

除若干金融工具按公平價值估量外，簡明綜合財務報表乃根據歷史成本法編製。

除於附註3披露之會計政策更改外，編製本簡明綜合財務報表採納之會計政策與本集團截至二零零六年三月三十一日止年度之綜合財務報表所採納者相符，惟於本期間，本集團首次採納下列於二零零五年十二月一日、二零零六年一月一日或二零零六年三月一日或以後開始之會計期間生效之新訂或修訂香港財務報告準則(「香港財務報告準則」)、香港會計準則及詮釋(「香港(國際詮釋委員會)－詮釋」)(下文統稱「新訂香港財務報告準則」)：

香港會計準則第21號(修訂)	匯率變動之影響
香港會計準則第39號(修訂)	預測集團內部交易之現金流量對沖會計法
香港會計準則第39號(修訂)	公平價值方案
香港會計準則第39號及香港財務報告準則第4號(修訂)	財務擔保合約
香港(國際詮釋委員會)－詮釋第4號	釐定安排是否包含租賃
香港(國際詮釋委員會)－詮釋第5號	解除運作、復原及環境修復基金產生權益之權利
香港(國際詮釋委員會)－詮釋第6號	因參與特定市場之責任－廢料、電力及電子設備
香港(國際詮釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨脹經濟中的財務報告」採用重列法

採納該等新訂香港財務報告準則對本期間或過往會計期間業績之編製及呈列方式並無重大影響。

本集團並無提早採納以下已頒布但未生效之新準則、修訂或詮釋。保華之董事預期應用該等準則、修訂或詮釋對本集團之財務報表將無重大影響：

香港會計準則第1號(修訂)	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港(國際詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍[2]
香港(國際詮釋委員會)－詮釋第9號	重新評估附帶衍生工具[3]
香港(國際詮釋委員會)－詮釋第10號	中期財務申報及減值[4]

[1] 於二零零七年一月一日或以後開始之全年期間生效。
[2] 於二零零六年五月一日或以後開始之全年期間生效。
[3] 於二零零六年六月一日或以後開始之全年期間生效。
[4] 於二零零六年十一月一日或以後開始之全年期間生效。

3. **CHANGE IN ACCOUNTING POLICY**

During the current period, the Group acquired a 9.9% interest from a minority shareholder of a non wholly-owned subsidiary which holds the Yangkou Port subsidiaries. Prior to 1 April 2006, purchase of additional shares in a subsidiary was recognised by calculating the goodwill or discount as the difference between the consideration paid for the additional interest and the share of the carrying amount of the net assets of the subsidiary. In the current period, the Company has changed its accounting policy for recognising such acquisitions. Under the new accounting policy, the Group revalues all of the identifiable assets and liabilities of the subsidiary to fair value and recognises its additional share of the fair value by debiting the capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's interest, based on the fair value of all identifiable assets and liabilities of the subsidiary. This change in accounting policy had no material impact on the profit for the current period.

In relation to the acquisition of an additional 15% interest in the Yangkou Port subsidiaries during the year ended 31 March 2006, a prior year adjustment of approximately HK$211,392,000 was credited to the accumulated profits and debited to the capital reserve.

4. **SEGMENT INFORMATION**

For management purposes, the Group's operations are currently organised into six operating divisions, namely management contracting, project management, facilities management, port and infrastructure development, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

In the previous period, the Group's operations were organised into six segments, namely building construction, civil engineering, project management, facilities management, treasury investment and property investment. During the period, management has reorganised the operating segments by grouping the building construction and civil engineering segments into the management contracting segment. Comparative segment information has been restated accordingly.

3. **會計政策更改**

於本期間，本集團向一間持有洋口港附屬公司之非全資附屬公司的少數股東收購9.9%權益。於二零零六年四月一日前，購買附屬公司之額外股份，就額外權益支付之代價與攤佔該附屬公司淨資產賬面值兩者如有出現差額，則通過計算商譽或負商譽確認。於本期間，本公司已更改確認該等收購之會計政策。根據新會計政策，本集團重估該附屬公司之所有可識別資產及負債之公平價值，並通過抵扣資本儲備確認額外股份之公平價值。購買額外股份產生之商譽或負商譽乃根據該附屬公司之所有可識別資產及負債之公平價值計算收購權益之額外成本與本集團之權益增加兩者間差額而釐訂，該會計政策變更並沒對本期收益造成重大影響。

有關於截至二零零六年三月三十一日止年度收購洋口港附屬公司額外15%權益，約211,392,000港元之過往年度調整已於累計溢利記作進賬及於資本儲備作出抵扣。

4. **分部資料**

就管理方面而言，本集團之業務現分為六個營運部門，分別為承建管理、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於上期間，本集團之業務乃分為六個分部，分別為樓宇建造、土木工程、項目管理、設施管理、庫務投資及物業投資。於本期間內，管理層將其經營分部重組，將樓宇建造及土木工程歸納為承建管理分部，比較之分類資料已相應地獲重新呈列。

4. SEGMENT INFORMATION – Continued

Business segment information for the six months ended 30 September 2006 is presented below:

4. 分部資料－續

截至二零零六年九月三十日止六個月之業務分類資料呈列如下：

		Management contracting 承建管理 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Facilities management 設施管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**									
External sales	對外銷售	1,558,423	1,050	10,263	-	134,421	1,812	-	-	1,705,969
Inter-segment sales	分部間銷售	-	3,843	243	-	-	-	-	(4,086)	-
Total	合共	1,558,423	4,893	10,506	-	134,421	1,812	-	(4,086)	1,705,969
RESULT	**業績**									
Segment result	分部業績	31,329	3,107	(1,391)	-	75,084	360	-		108,489
Interest income	利息收入									22,661
Unallocated corporate expenses	未經分配之公司開支									(53,868)
Finance costs	融資成本									(7,254)
Discount on acquisition of interest in an associate	收購聯營公司權益之負商譽	-	-	-	145,023	-	-	-	-	145,023
Gain on disposal of interest in an associate	出售聯營公司權益之收益	-	-	-	-	5,067	-	-	-	5,067
Share of results of associates	攤佔聯營公司業績	1,139	-	-	-	-	-	32,281	-	33,420
Share of results of jointly controlled entities	攤佔共同控制機構業績	(1)	-	-	-	-	-	-	-	(1)
Profit before taxation	除税前溢利									253,537
Taxation	税項									(3,194)
Profit for the period	期間溢利									250,343

4. SEGMENT INFORMATION – Continued

Business segment information for the six months ended 30 September 2005 is presented below:

4. 分部資料—續

截至二零零五年九月三十日止六個月之業務分類資料呈列如下：

		Management contracting 承建管理 HK$'000 千港元	Project management 項目管理 HK$'000 千港元	Facilities management 設施管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Others 其他 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**									
External sales	對外銷售	1,447,113	6,044	1,919	–	307,639	28,796	–	–	1,791,511
Inter-segment sales	分部間銷售	–	–	–	–	–	9,659	–	(9,659)	–
Total	合共	1,447,113	6,044	1,919	–	307,639	38,455	–	(9,659)	1,791,511
RESULT	**業績**									
Segment result	分部業績	51,626	3,899	1,702	–	33,776	100,056	–		191,059
Interest income	利息收入									17,477
Unallocated other income	未經分配之其他收入									79,928
Unallocated corporate expenses	未經分配之公司開支									(71,110)
Finance costs	融資成本									(6,020)
Loss on disposal of subsidiaries	出售附屬公司之虧損									(82)
Reversal of impairment loss on interest in an associate	聯營公司權益之減值虧損撥回	–	–	–	–	–	–	23,289	–	23,289
Share of results of associates	攤佔聯營公司業績	651	608	–	–	–	–	(23,339)	–	(22,080)
Share of results of jointly controlled entities	攤佔共同控制機構業績	2,101	–	–	–	–	–	–	–	2,101
Profit before taxation	除稅前溢利									214,562
Taxation	稅項									(49,421)
Profit for the period	期間溢利									165,141

Inter-segment sales are charged at market price or, where no market price is available, at terms determined and agreed by both parties.

分部之間收益乃按市場價格收取，或倘無可參考之市場價格則按雙方釐定及同意之條款收取。

5. OTHER INCOME

5. 其他收入

		Six months ended 30 September 截至九月三十日止六個月 2006 HK$'000 千港元	2005 HK$'000 千港元
Interest income	利息收入	**22,661**	17,477
Recovery of interest and legal expenses in connection with a court action against the vendor of a former associate	收回有關針對前聯營公司之賣方而提出之法庭訴訟之利息及法律費用	**–**	79,928
Write back of allowance for doubtful debts	撥回呆賬撥備	**26,377**	4,501
Exchange gain on foreign currency	外幣匯兑收益	**6,554**	–
Increase in fair value of investments held for trading	持作買賣投資公平價值增加	**29,325**	–
		84,917	101,906

6. PROFIT BEFORE TAXATION

6. 除稅前溢利

		Six months ended 30 September 截至九月三十日止六個月	
		2006	2005
		HK$'000	HK$'000
		千港元	千港元
Profit before taxation has been arrived at after charging:	除稅前溢利已扣除：		
Depreciation of property, plant and equipment	物業、機械及設備之折舊		
Owned assets	自置資產	**5,508**	19,318
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(1,473)**	(1,215)
		4,035	18,103
Decrease in fair value of investments held for trading	持作買賣投資公平價值減少	**–**	4,029
Decrease in fair value of conversion option embedded in loan receivable (included in other expenses)	應收貸款附帶之換股權公平價值減少(包括於其他費用)	**1,566**	–
Release of prepaid land lease payments	調撥預付土地租賃款項	**287**	1,595
Allowance for doubtful debts	呆賬撥備	**18,000**	1,711
Share of taxation of associates (included in share of results of associates)	攤佔聯營公司稅項(包括於攤佔聯營公司業績)	**7,283**	446
Share of taxation of jointly controlled entities (included in share of results of jointly controlled entities)	攤佔共同控制機構稅項(包括於攤佔共同控制機構業績)	**–**	390

7. TAXATION

7. 稅項

		Six months ended 30 September 截至九月三十日止六個月	
		2006	2005
		HK$'000	HK$'000
		千港元	千港元
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax:	香港利得稅：		
Current period	本期間	**–**	1,871
Underprovision in prior period	過往期間撥備不足	**–**	3,197
		–	5,068
Overseas taxation:	海外稅項：		
Current period	本期間	**3,194**	–
Underprovision in prior period	過往期間撥備不足	**–**	40,000
		3,194	40,000
Deferred taxation	遞延稅項	**–**	4,353
Taxation attributable to the Company and its subsidiaries	本公司及其附屬公司應佔稅項	**3,194**	49,421

Hong Kong Profits Tax is calculated at the rate of 17.5% (2005: 17.5%) of the estimated assessable profits for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

香港利得稅乃按期內之估計應課稅溢利以稅率17.5%(二零零五年：17.5%)計算。

海外稅項按有關司法權區適用之稅率計算。

8. DISTRIBUTION

8. 分派

		Six months ended 30 September 截至九月三十日止六個月 2006 HK$'000 千港元	2005 HK$'000 千港元
Dividends recognised as distributions to equity holders of the Company during the current period:	於期內確認為向本公司權益持有人分派之股息：		
Final dividend approved for 2006 – HK1.5 cents (2005: HK1.5 cents) per share	已批准二零零六年末期股息 – 每股1.5港仙(二零零五年：1.5港仙)	**21,939**	20,380
Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited – HK22.2 cents (2005: Nil) per share	本集團從出讓中策集團有限公司資產所得價值之方式宣派特別股息 – 每股22.2港仙(二零零五年：無)	**325,660**	–
Special dividend paid for current period – Nil (2005: HK70.0 cents per share)	本期間已派付特別股息－無(二零零五年：每股70.0港仙)	**–**	957,177
		347,599	977,557
Dividends proposed:	擬派股息：		
Interim dividend proposed for the current period – HK1.5 cents (2005: HK1.5 cents) per share	本期間擬派中期股息－每股1.5港仙(二零零五年：1.5港仙)	**22,049**	20,380

The amount of the interim dividend proposed for the six months ended 30 September 2006, which will be in form of cash with a scrip option, has been calculated by reference to the 1,469,955,166 issued shares as at the date of this report.

On 4 May 2006, the directors of the Company resolved to declare a special dividend by way of distribution ("PYI Distribution Scheme") of the value to be derived from the Group's divestment of China Strategic Holdings Limited ("China Strategic"), an associate of the Group as at 31 March 2006, to the Company's shareholders whose names appeared on the register of members of the Company on 26 May 2006 upon the completion of the group restructuring of China Strategic ("Group Restructuring").

On 19 May 2006, China Strategic completed the Group Restructuring which involved (i) the transfer of all the subsidiaries of China Strategic carrying on property development and investment holding business and investing in vessels for sand mining and all other associates of China Strategic carrying on manufacturing and marketing of tires and providing package tour, travel and other related services to Group Dragon Investments Limited ("GDI"), and (ii) the distribution in specie of shares in GDI ("GDI Share") to its shareholders, including the Group, on the basis of one GDI Share for every China Strategic consolidated share held.

截至二零零六年九月三十日止六個月之擬派中期股息金額將以現金(可選擇以股代息)支付，並已參考於本業績公佈日期之1,469,955,166股已發行股份計算。

於二零零六年五月四日，本公司董事議決待中策集團有限公司(「中策」，其於二零零六年三月三十一日為本集團之聯營公司)集團重組(「集團重組」)完成後分派本集團從出讓中策資產所得價值之方式宣派一項特別股息予二零零六年五月二十六日名列本公司股東名冊之本公司股東。

二零零六年五月十九日，中策完成集團重組，涉及(i)將中策旗下全部經營物業投資及投資持有業務及投資於採砂船，以及中策所有其他經營車胎產銷及旅遊團、旅遊及其他相關服務之聯營公司轉讓予群龍投資有限公司(「群龍」)；及(ii)實物分派群龍之股份(「群龍股份」)予其股東(包括本集團)，基準為每持有一股中策合併股份可獲發一股群龍股份。

8. DISTRIBUTION – Continued

Upon completion of the Group Restructuring, the Group was entitled to 129,409,897 GDI Shares and Hanny Holdings Limited ("Hanny", a substantial shareholder of China Strategic) would make a voluntary offer ("GDI Offer") to the shareholders of GDI to acquire all the GDI Shares on the basis of either (a) 1 share in Hanny ("Hanny Share") plus HK$1.8 in cash for every 5 GDI Shares, or (b) a 2% 5-year convertible bond issued by Hanny with face value of HK$15 each ("Hanny Bonds") for every 5 GDI Shares.

Under the PYI Distribution Scheme, for every 500 shares in the Company, the Company's shareholders would be entitled to receive the value derived from 40 GDI shares in the form of either (a) 8 Hanny Shares plus HK$14.4 in cash, or (b) 8 Hanny Bonds.

Based on the election of the Company's shareholders on 16 June 2006, the Company announced that holders of approximately 311,232,201 shares and 1,153,100,543 shares in the Company elected for Hanny Shares plus cash and for Hanny Bonds, respectively. Consequently, the Company accepted the GDI Offer in respect of the entire 129,409,897 GDI Shares held by it and distributed to its shareholders special dividend of 117,143,920 GDI Shares. The GDI shares entitle the shareholders to receive in total the following:

(a) an aggregate of 4,979,616 Hanny Shares plus HK$8,963,000 in cash; and

(b) an aggregate face value of HK$276,737,000 Hanny Bonds.

The directors consider that the fair value of a GDI Share, when liquidated in the form of Hanny Bond, is HK$2.78 by reference to the valuation report dated 19 May 2006 prepared by RHL Appraisal Ltd., an independent valuer not connected with the Company. As such, the special dividend is equivalent to about HK22.2 cents per share of the Company.

Details of the above transactions were set out in the Company's circular and announcement dated 29 May 2006 and 16 June 2006, respectively.

8. 分派－續

於集團重組完成時，本集團享有129,409,897股群龍股份，而錦興集團有限公司(「錦興」，中策之主要股東)則向群龍股東提出收購全部群龍股份之自願收購建議(「群龍收購建議」)，基準為(a)每5股群龍股份換1股錦興股份(「錦興股份」)加1.8港元現金，或(b)每5股群龍股份換1份錦興發行之面值15港元之2%五年期可換股債券(「錦興債券」)。

根據保華分派計劃，本公司股東每持有500股本公司股份有權收取40股群龍股份所產生之價值，形式為(a)8股錦興股份加14.4港元現金，或(b)8份錦興債券。

於二零零六年六月十六日，根據本公司股東之選擇，本公司宣布分別有約311,232,201股及1,153,100,543股本公司股份之持有人選擇換取錦興股份加現金及選擇換取錦興債券。結果，本公司接納就其所持全部129,409,897股群龍股份接受群龍收購建議，並向其股東分派117,143,920股群龍股份之特別股息。群龍股份賦予持有人權利以下列形式收取代價：

(a) 合共4,979,616股錦興股份加8,963,000港元現金；及

(b) 合共面值276,737,000港元之錦興債券。

董事認為，參考與本公司概無關連之獨立估值師行永利行評值顧問有限公司(「永利行」)於二零零六年五月十九日編製之估值報告，以錦興債券形式變現後，群龍股份之公平價值為2.78港元。故此，特別股息相等於每股本公司股份約22.2港仙。

上述交易詳見本公司分別於二零零六年五月二十九日及二零零六年六月十六日之通函及公布。

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company for the period is based on the following data:

9. 每股盈利

於本期間本公司之股權持有人應佔每股基本及攤薄盈利乃根據以下數據計算：

		Six months ended 30 September 截至九月三十日止六個月	
		2006	2005
		HK$'000	HK$'000
		千港元	千港元
Earnings:	盈利：		
Profit for the period attributable to equity holders of the Company for the purposes of basic and diluted earnings per share	每股基本及攤薄盈利之本公司權益持有人應佔溢利	**231,631**	149,280
Number of shares:	股份數目：		
Weighted average number of ordinary shares for the purpose of basic earnings per share	計算每股基本盈利之普通股加權平均數	**1,448,234,817**	1,365,282,332
Effect of dilutive potential ordinary shares:	潛在攤薄普通股之效應：		
Share options	購股權	**18,192,825**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	計算每股攤薄盈利之普通股加權平均數	**1,466,427,642**	1,365,282,332

No diluted earnings per share has been presented for the period ended 30 September 2005 as the exercise price of the Company's share options was higher than the average market price per share during that period.

由於本公司購股權之行使價高於每股股份截至二零零五年九月三十日止六個月之平均市價，因此並無呈列該期間之每股攤薄盈利。

10. PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment of approximately HK$463,507,000 (2005: HK$7,848,000), which mainly represented assets related to liquid bulk logistics business located in Wuhan, the People's Republic of China (the "PRC"), through the acquisition of business. The Group also disposed of property, plant and equipment with an aggregate carrying value of approximately HK$1,318,000 (2005: HK$2,912,000).

10. 物業、機械及設備

期內，本集團購入約463,507,000港元（二零零五年：7,848,000港元）之物業、機械及設備，主要為通過收購業務而持有於中華人民共和國（「中國」）武漢與大宗濕貨物流業務有關之資產。本集團亦出售賬面值合共約為1,318,000港元（二零零五年：2,912,000港元）之物業、機械及設備。

11. PROJECT UNDER DEVELOPMENT

11. 發展中項目

		30.9.2006	31.3.2006
		HK$'000	HK$'000
		千港元	千港元
Land and sea use rights	土地及海域使用權	**1,634,110**	1,649,337
Development costs	發展成本	**407,380**	309,532
		2,041,490	1,958,869

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain parcels of land from the sea for development for future sale. According to the land/sea area use certificates, the land/sea area use rights are granted for a term of not less than 50 years commencing 2004. The project development will not be completed within the normal business cycle and, accordingly, the amount is classified as non-current.

此筆款項與位於中國江蘇省之發展項目有關，本集團擬將填海所得若干幅土地用作發展作未來出售用途。根據土地 海域使用證，獲授之土地 海域使用權之有效期為二零零四年起不少於50年。該發展項目將不會於正常商業週期內完成，是故此筆款項乃列作非流動。

12. INTERESTS IN ASSOCIATES

12. 聯營公司權益

		30.9.2006 HK$'000 千港元	31.3.2006 HK$'000 千港元 (restated) (重新列賬)
Cost of investment in associates, less impairment:	投資聯營公司之成本扣除減值：		
Listed shares in Hong Kong *(Note (a))*	香港上市股份 *(附註(a))*	–	513,192
Unlisted investment in the PRC *(Note (b))*	中國非上市投資 *(附註(b))*	**433,569**	–
Other unlisted investments	其他非上市投資	**65,147**	64,985
		498,716	578,177
Discount on acquisition released to income statement	撥至收益表之收購負商譽	**145,023**	–
Share of post-acquisition profits (losses), net of dividends received	攤佔收購後溢利(虧損)，扣除已收股息	**746**	(166,720)
		644,485	411,457
Market value of listed shares in Hong Kong	香港上市股份之市值	–	258,820

Notes:

(a) The listed shares in Hong Kong as at 31 March 2006 represented the Group's 29.36% equity interest in China Strategic. The Group's share of net assets in China Strategic at 31 March 2006 was calculated based on the net assets of China Strategic at 31 December 2005 as shown in its latest published annual report.

On 14 March 2006, China Strategic, Hanny and certain others announced a proposed Group Restructuring by China Strategic, and the Company and Hanny entered into a conditional sale and purchase agreement with an independent third party for the disposal of a 15.32% equity interest in China Strategic (the "Disposal") by each of the *Company and Hanny* for a consideration of HK$26,055,000 each. The Disposal was conditional upon, inter alia, the completion of capital reorganisation and Group Restructuring of China Strategic. Details of the Group Restructuring of China Strategic and the declaration by the Company of an in specie distribution of the value derived from the Group's divestment of China Strategic to the Company's shareholders are set out in note 8.

During the period, the Disposal was completed and the Group's interest decreased from 29.36% to 14.04% as at 30 September 2006. The Group's interest in the shares of China Strategic was classified as investments held for trading as at 30 September 2006.

附註：

(a) 於二零零六年三月三十一日，香港上市股份指本集團於中策之29.36%股本權益。本集團於二零零六年三月三十一日所分佔之中策資產淨值乃根據中策最近期刊發之年報所示其於二零零五年十二月三十一日之資產淨值計算。

於二零零六年三月十四日，中策、錦興及若干其他方宣布中策擬進行集團重組，而本公司及錦興則與一名獨立第三方訂立有條件買賣協議，內容關於本公司及錦興各自以代價26,055,000港元出售各自於中策之15.32%股本權益(「出售事項」)。出售事項須待(其中包括)中策之股本重組及集團重組得以完成後方告作實。關於中策集團重組及本公司就出讓中策資產所得價值向本公司股東宣派實物股息的進一步詳情載於附註8。

於期內，出售事項已告完成，而本集團之權益已由29.36%減持至於二零零六年九月三十日之14.04%。本集團於中策股份之權益於二零零六年九月三十日乃分類為持作買賣投資。

12. INTERESTS IN ASSOCIATES – Continued

(b) The unlisted investment in the PRC represents the Group's 45% equity interest in Nantong Port Group Limited ("Nantong Port Group"), which is a Sino-foreign joint venture enterprise registered in the PRC as at 30 September 2006. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, the PRC. According to an agreement entered into by the Group on 12 August 2005 to participate into the assets reorganisation of Nantong Port Group (the "Assets Reorganisation Agreement"), the Group would inject approximately RMB435 million (approximately HK$433,569,000) in cash into Nantong Port Group in return for a 45% interest in its registered capital.

In September 2006, the Group had completed the capital contribution upon fulfilment of certain conditions as stated in the agreement. No profit or loss of Nantong Port Group was shared by the Group during the current period. Discount arising on the acquisition of approximately HK$145,023,000, being the excess in the Group's share of the fair values of Nantong Port Group's net identifiable assets over the cost of acquisition, has been recognised in the income statement during the current period.

At 31 March 2006, Nantong Port Group had not accomplished certain major conditions prescribed in the Asset Reorganisation Agreement, including the assets reorganisation and net assets value due diligence review of Nantong Port Group. As stipulated in the Assets Reorganisation Agreement and certain supplementary agreements entered with the Nantong Port Group, the Group was not entitled to appropriation of results and voting power of Nantong Port Group until injection of all committed capital contribution into Nantong Port Group. In this regard, the amount incurred and paid to Nantong Port Group of approximately HK$160,211,000 as at 31 March 2006, which mainly represented an earnest money deposit paid to Nantong Port Group, was reclassified from interests in associates to deposit for acquisition of an associate.

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors which arise from the property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

12. 聯營公司權益－續

(b) 中國非上市投資指本集團於南通港口集團有限公司(「南通港口集團」)之45%股本權益。於二零零六年九月三十日，南通港口集團為一間於中國註冊之中外合營企業。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。根據本集團於二零零五年八月十二日就參與南通港口集團資產重組訂立之協議(「資產重組協議」)，本集團將向南通港口集團注資現金約435,000,000人民幣(約433,569,000港元)，換取擁有其註冊資本45%權益。

於二零零六年九月，本集團已於協議所載若干條件達成後完成有關出資。於本期間本集團並無錄得攤佔南通港口集團之損益。收購所產生之負商譽約145,023,000港元(即本集團攤佔南通港口集團之可認定資產淨值之公平價值高於收購成本之數額)，已於本期間內在收益表內確認。

於二零零六年三月三十一日，南通港口集團仍未完成資產重組協議所訂明之若干主要條件，包括南通港口集團之資產重組及其資產淨值之盡職審查。根據與南通港口集團訂立之資產重組協議及若干補充協議所規定，直至本集團對南通港口集團注入所有已承諾之注資額為止，本集團無權攤佔南通港口集團之業績及投票權。就此而言，於二零零六年三月三十一日已產生及付予南通港口集團之金額約160,211,000港元(主要為付予南通港口集團之誠意按金)已由聯營公司權益重新分類至收購聯營公司按金。

13. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收賬款預先按月支付，而本集團就其他應收賬款授出之信貸期一般由30至90日不等。

以下為貿易應收賬款於呈報日期之賬齡分析：

		30.9.2006 HK$'000 千港元	31.3.2006 HK$'000 千港元
Within 90 days	90日內	**555,224**	504,584
More than 90 days and within 180 days	超過90日但於180日內	**3,465**	13,704
More than 180 days	超過180日	**48,998**	54,510
		607,687	572,798

14. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

14. 應付賬款及應計開支

以下為應付賬款於呈報日期之賬齡分析：

		30.9.2006 HK$'000 千港元	31.3.2006 HK$'000 千港元
Within 90 days	90日內	**226,675**	312,038
More than 90 days and within 180 days	超過90日但於180日內	**12,644**	22,037
More than 180 days	超過180日	**8,872**	13,085
		248,191	347,160

15. SHARE CAPITAL

15. 股本

		Number of shares 股份數目	**Value 金額** HK$'000 千港元
Ordinary shares of HK$0.10 each:	每股面值0.10港元之普通股股份：		
Authorised:	法定：		
At 1 April 2006 and 30 September 2006	於二零零六年四月一日及二零零六年九月三十日	*3,000,000,000*	*300,000*
Issued and fully paid:	已發行繳足股款：		
At 1 April 2006	於二零零六年四月一日	1,378,799,910	137,880
Issue of new shares *(Note)*	發行新股份*(附註)*	68,500,000	6,850
Issue of shares under share options scheme	根據購股權計劃發行股份	17,344,000	1,734
Shares repurchased	購回股份	(2,000,000)	(200)
At 30 September 2006	於二零零六年九月三十日	1,462,643,910	146,264

Note:

On 8 May 2006, the Company issued and allotted 68,500,000 ordinary shares at a fair price of HK$2.91315 per share to a then minority shareholder of a 90.1% owned subsidiary of the Company, which is holding the investment in the Yangkou Port project. The allotted shares represent the consideration paid by the Group to acquire the remaining 9.9% interest from the minority shareholder in the subsidiary. Details of the above transaction are set out in the Company's announcement dated 11 April 2006.

During the period, the Company granted 30,600,000 share options to the directors and the employees at an exercise price ranging from HK$2.43 to HK$3.50. The fair value of the share options granted during the period is approximately HK$20,978,000. The share options granted are subjected to vesting conditions from zero to two years.

附註：

於二零零六年五月八日，本公司已按每股2.91315港元之公平價格發行及配發68,500,000股普通股股份予本公司持有90.1%權益之附屬公司之一名少數股東，而該附屬公司持有洋口港項目之投資，已配發之股份為本集團向當時之少數股東收購該附屬公司餘下9.9%權益支付之代價。上述交易之詳情載於本公司在二零零六年四月十一日刊登之公布內。

期內，本公司以界乎2.43港元至3.50港元之行使價向董事及僱員授出30,600,000份購股權，而授出之購股權於期內之公平價值約為20,978,000港元，所授出之購股權之歸屬期限為零至兩年。

16. ACQUISITION OF BUSINESS

Pursuant to an agreement dated 12 May 2006, the Group acquired from an independent third party assets and gas and oil logistics and distribution operations across Wuhan, PRC, at a total consideration of approximately RMB470 million. This transaction has been accounted for using the purchase method of accounting. The net assets acquired in the transaction and the provisional effect is summarised as follows:

16. 收購業務

根據二零零六年五月十二日所訂立的協議，本集團以總代價約470,000,000人民幣，從一名獨立第三方購得資產及天然氣和中國武漢的燃油運輸及分銷業務。是項交易金額以購買方式計算。是項交易及其臨時效力所需的資產淨值如下作結：

		Acquiree's carrying amount before combination 承購人合併前賬面總額 HK$'000 千港元	Provisional fair value adjustments 臨時公平價值調整 HK$'000 千港元	Provisional fair value 臨時公平價值 HK$'000 千港元
Net assets acquired:	購入資產淨值：			
Property, plant and equipment	物業、機械及設備	417,865	38,285	456,150
Other intangible assets *(Note)*	其他無形資產*(附註)*	–	7,759	7,759
Prepaid land lease payments	預付土地租賃款項	46,973	–	46,973
Deferred tax liability	遞延税項負項	–	(15,194)	(15,194)
		464,838	30,850	495,688
Satisfied by:	支付方式：			
Cash consideration paid	已付現金代價			233,005
Unsettled purchase consideration included in creditors and accrued expenses	未支付應付賬款及應計開支內之購買代價			230,049
Unsettled transaction costs included in creditors and accrued expenses	未支付應付賬款及應計開支內之交易成本			13,320
Transaction costs paid	已付交易成本			19,314
				495,688
Net cash outflow arising on acquisition:	收購產生之現金流出淨額：			
Cash consideration paid	已付現金代價			252,319

The business acquired did not make any significant impact on the Group's results and cash flows for the period.

被收購業務於期內對本集團業績及現金流量並無構成重大影響。

Note:

The amount represented the fair value adjustment in relation to the leasehold land portion of the acquired assets in Wuhan, PRC.

附註：

該金額為收購中國武漢資產中土地租賃部份之相關公平價值調整。

17. CONTINGENT LIABILITIES

17. 或然負債

		30.9.2006 HK$'000 千港元	31.3.2006 HK$'000 千港元
Guarantee given to a bank in respect of banking facilities granted to an associate	就授予聯營公司之銀行信貸向銀行作出之擔保	**9,454**	9,454

18. COMMITMENTS

18. 承擔

		30.9.2006 HK$'000 千港元	31.3.2006 HK$'000 千港元
Capital expenditure contracted for but not provided for in the financial statements in respect of acquisition of:	就收購以下項目已訂約但未於綜合賬目內撥備之開支：		
– Property, plant and equipment	–物業、機械及設備	**265,499**	65
– Project under development	–發展中項目	**85,086**	91,893
– Equity investment	–股本投資	**21,700**	–
		372,285	91,958

19. RELATED PARTY TRANSACTIONS

(a) The Group entered into the following transactions with its related parties during the period:

19. 關連人士交易

(a) 期內，本集團與其關連人士訂立以下交易：

Class of related party 關連人士之類別	Nature of transactions 交易性質	Six months ended 30 September 截至九月三十日止六個月 2006 HK$'000 千港元	 2005 HK$'000 千港元
Associates of the Group 本集團之聯營公司	Purchase of concrete products by the Group 本集團購買混凝土產品	35	112
	Interest income charged by the Group 本集團收取利息收入	3,122	7,030
	Rentals and related building management fee charged to the Group 本集團支付租金及相關物業管理費	11,735	–
	Rentals and consultancy fee charged by the Group 本集團收取租金及顧問費	247	–
	Building manager remuneration charged by the Group 本集團收取物業經理酬金	600	–
Jointly controlled entities of the Group 本集團之共同控制機構	Project management fees charged by the Group 本集團收取項目管理費	15	854
	Service fees charged to the Group 本集團支付服務費	–	5
Subsidiaries of ITC Corporation Limited ("ITC") 德祥企業集團有限公司(「德祥企業」)之附屬公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	–	35
	Rental income charged by the Group 本集團收取租金	–	210
	Rentals charged to the Group 本集團支付租金	180	–
Associates of ITC *(Note)* 德祥企業之聯營公司*(附註)*	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	–	1,062
	Interest income charged by the Group 本集團收取利息收入	10,463	7,892
	Interest charged to the Group 本集團支付利息	485	–
	Face value of Hanny bonds issued to the Group 本集團獲發錦興債券面值	36,858	–
Other related companies *(Note)* 其他關連公司*(附註)*	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	10	2,290
	Interest income charged by the Group 本集團收取利息收入	925	6,064
	Interest charged to the Group 本集團支付利息	323	–
	Service fees charged to the Group 本集團支付服務費	1,102	72
	Service fees charged by the Group 本集團收取服務費	18	–

Note:

They are companies under common control with ITC.

附註：

以上公司乃為與德祥企業共同控制之公司。

19. RELATED PARTY TRANSACTIONS – Continued

(b) Compensation of key management personnel

The remuneration of directors and other members of key management during the period was as follows:

19. 關連人士交易－續

(b) 主要管理人員酬勞

期內董事及其他主要管理層成員之酬金詳情如下：

		Six months ended 30 September 截至九月三十日止六個月	
		2006	2005
		HK$'000	HK$'000
		千港元	千港元
Short-term benefits	短期福利	**9,391**	8,547
Post-employment benefits	退休福利	**282**	479
Share-based payment expense	以股份支付款項之開支	**6,196**	–
		15,869	9,026

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

董事及主要管理人員之酬金乃由薪酬委員會參考個別人員之表現及市場狀況而釐定。

20. SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Group entered into the following transactions:

(a) the Group entered into a sales and purchase agreement to dispose of its properties held for sale with a carrying amount of HK$78,245,000 as at 30 September 2006. The transaction has not been completed at the date of this report.

(b) the Group entered into a *share transfer agreement* to acquire the remaining 25% interest of Jiangsu Wanhua Real Estate Development Co., Ltd. ("Jiangsu Wanhua") held by its minority shareholder at a consideration of US$625,000. Upon completion of the acquisition, Jiangsu Wanhua will become a wholly-owned subsidiary of the Company. The transaction has not been completed at the date of this report. Details of the above transaction are set out in the Company's announcement dated 30 November 2006.

20. 結算日後事項

結算日後，本集團進行以下交易：

(a) 本集團訂立一項買賣協議，出售其持作出售用途之物業，於二零零六年九月三十日賬面值約為78,245,000港元。該交易於本報告日期尚未完成。

(b) 本集團訂立股權轉讓協議，以代價625,000美元收購江蘇萬華房地產開發有限公司(「江蘇萬華」)之餘下25%股權(由江蘇萬華一名少數股東持有)。完成該收購事項後，江蘇萬華將成為本公司之全資附屬公司。於本報告日期，該項交易尚未完成。有關該項交易之詳情請參閱本公司於二零零六年十一月三十日刊發之公布。

其他資料

Directors' and Chief Executive's Interests and Short Positions

As at 30 September 2006, the interests/short positions of each of the directors (the "Directors") of PYI Corporation Limited ("PYI" or the "Company"), the chief executive and their respective associates in the shares and underlying shares of PYI, as recorded in the register required to be kept under Section 352 of Part XV of the Securities and Futures Ordinance ("SFO") or as notified to PYI and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Mode Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), are set out below:

董事及主要行政人員的權益及淡倉

於二零零六年九月三十日，根據《證券及期貨條例》第352條規定而存置之登記冊所載，又或根據《上市公司董事進行證券交易的標準守則》(「《標準守則》」)向保華集團有限公司(「保華」或「本公司」)及香港聯合交易所有限公司(「聯交所」)發出的通知所載，每名保華董事(「董事」)、主要行政人員及彼等各自之聯繫人持有保華的股份及相關股份的權益／淡倉載列如下：

		Number of shares/underlying shares held 持有股份／相關股份數目 (Note 附註 1)					
Name of Director/ chief executive 董事／主要行政人員名稱	Capacity 身份	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益	Total 總數	% of issued share capital 佔已發行股本的百分比
Chow Ming Kuen, Joseph 周明權	Beneficial owner 實益持有人	1,300,000	–	–	–	1,300,000	0.09
Lau Ko Yuen, Tom 劉高原	Beneficial owner 實益持有人	26,920,000 *(Note 附註 2)*	–	–	–	26,920,000	1.84
Chan Kwok Keung, Charles 陳國強	Beneficial owner & interest of controlled corporation 實益持有人及受控制法團權益	11,840,896	–	399,859,768 *(Note 附註 3)*	–	411,700,664	28.15
Kwok Shiu Keung, Ernest 郭少強	Beneficial owner 實益持有人	1,300,000 *(Note 附註 4)*	–	–	–	1,300,000	0.09
Chan Shu Kin 陳樹堅	Beneficial owner 實益持有人	1,300,000 *(Note 附註 4)*	–	–	–	1,300,000	0.09
Leung Po Wing, Bowen Joseph 梁寶榮	Beneficial owner 實益持有人	1,300,000 *(Note 附註 4)*	–	–	–	1,300,000	0.09

Notes:

1. All the above interests in the shares and underlying shares of PYI were long positions. None of the Directors and chief executive of PYI or their associates held any short positions in the shares and underlying shares of PYI as at 30 September 2006.

2. Such interests held by Mr Lau Ko Yuen, Tom comprised:

   (i) 120,000 shares awarded to him on 2 March 2006 pursuant to the share award scheme of PYI; and

   (ii) 26,800,000 underlying shares in respect of share options granted to him on 28 December 2004 and 8 September 2006 pursuant to the share option scheme of PYI, further details of which are set out in the section headed "PYI Share Option Scheme" below.

3. These 399,859,768 shares were owned by Hollyfield Group Limited, a wholly-owned subsidiary of ITC Corporation Limited ("ITC"). By virtue of his deemed interests in approximately 34.99% of the issued ordinary share capital of ITC, Dr Chan Kwok Keung, Charles was deemed to be interested in these shares.

4. All these interests held by such Directors comprised underlying shares in respect of share options granted to them on 28 December 2004 or 8 September 2006 pursuant to the share option scheme of PYI, further details of which are set out in the section headed "PYI Share Option Scheme" below.

Save for those disclosed above, none of the Directors or the chief executive had any interest and short position in the shares, underlying shares and debentures of PYI or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to PYI and the Stock Exchange pursuant to the Model Code.

Apart from incentive schemes including the share option schemes, share award schemes and share financing plans of PYI and its subsidiaries, at no time during the period was PYI or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means by acquisition of shares in, or debentures of, PYI or any body corporate. Save for those disclosed above, none of the Directors or the chief executive (including their spouses and children under the age of 18) had, during the six months ended 30 September 2006, held any interest in, or been granted any right to subscribe for the securities of PYI and its associated corporations within the meaning of the SFO, or had exercised any such rights.

附註：

1. 上述保華股份及相關股份的權益均為好倉，於二零零六年九月三十日，保華董事及主要行政人員或彼等之聯繫人概無於保華股份及相關股份中擁有淡倉。

2. 該等由劉高原先生持有之權益包括：

   (i) 根據保華股份獎勵計劃於二零零六年三月二日獎授予劉先生之120,000股股份；及

   (ii) 根據保華購股權計劃於二零零四年十二月二十八日及二零零六年九月八日授予劉先生的購股權所涉及之26,800,000股相關股份，有關詳情已載列於下文題為「保華購股權計劃」。

3. 該等399,859,768股股份是由德祥企業集團有限公司(「德祥企業」)的一家全資附屬公司Hollyfield Group Limited擁有，由於陳國強博士被視作擁有約34.99%德祥企業已發行普通股股本，故此陳博士亦被視作擁有此等股份之權益。

4. 由該等董事所持有之此等權益包括根據保華購股權計劃於二零零四年十二月二十八日或二零零六年九月八日授予該等董事／主要行政人員的購股權所涉及之相關股份，有關詳情已載列於下文題為「保華購股權計劃」。

除上述披露者外，董事或主要行政人員概無在保華或其任何相聯法團(按《證券及期貨條例》第XV部所界定者)的股份、相關股份及債券中擁有任何權益及淡倉而須登記於根據《證券及期貨條例》第352條須予備存的登記冊內又或須根據《標準守則》通知保華及聯交所。

除保華及其附屬公司之獎賞計劃，包括購股權計劃、股份獎勵計劃及股份融資計劃外，在本期間任何時候，保華或其任何附屬公司均沒有參與作出任何安排以使董事可透過購入保華或任何公司的股份或債券而獲得利益。除上述披露者外，於截至二零零六年九月三十日止六個月內，任何董事或主要行政人員(包括其配偶及未滿18歲的子女)亦未擁有或曾獲授任何可認購保華及其相聯法團(按《證券及期貨條例》所界定者)的證券利益或權利，或曾行使過任何有關權利。

Share Option Schemes

(1) PYI Share Option Scheme

On 27 August 2002, PYI adopted a new share option scheme (the "PYI Share Option Scheme") under which the Directors may, at their discretion, offer any employees, executives or officers, directors of PYI and its subsidiaries (the "Group") or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity, options to subscribe for shares in PYI subject to the terms and conditions stipulated in the PYI Share Option Scheme. The PYI Share Option Scheme has a life of 10 years until 26 August 2012.

As at 30 September 2006, the total number of shares available for issue under the PYI Share Option Scheme was 115,660,991, representing 7.91% of the issued share capital of PYI on that date.

Details of the share options outstanding as at 30 September 2006 under the PYI Share Option Scheme were as follows:

購股權計劃

(1) 保華購股權計劃

於二零零二年八月二十七日，保華採納新購股權計劃（「保華購股權計劃」），根據此計劃，董事可酌情向對或將會對保華及其附屬公司（「本集團」）或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事及本集團任何成員公司或任何投資機構之著名人士、諮詢人、顧問或代理授予可按保華購股權計劃的條款及條件認購保華股份的購股權。保華購股權計劃有效期為10年，直至二零一二年八月二十六日。

於二零零六年九月三十日，根據保華購股權計劃可予發行的股份總數為115,660,991股，佔保華當日已發行股本7.91%。

於二零零六年九月三十日，根據保華購股權計劃授出而尚未行使之購股權詳情如下：

			Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目					
Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	As at 1.4.2006 於 1.4.2006	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30.9.2006 於 30.9.2006	Exercise period 行使期
Directors 董事								
Chow Ming Kuen, Joseph 周明權	28.12.2004	1.24	650,000	–	650,000	–	0	28.12.2004 - 26.8.2012
	28.12.2004	1.50	650,000	–	650,000	–	0	28.12.2004 - 26.8.2012
Lau Ko Yuen, Tom 劉高原	28.12.2004	1.24	6,500,000	–	–	–	6,500,000	28.12.2004 - 26.8.2012
	28.12.2004	1.50	6,500,000	–	–	–	6,500,000	28.12.2004 - 26.8.2012
	8.9.2006	2.48	–	4,600,000	–	–	4,600,000	8.9.2006 - 7.9.2007
	8.9.2006	2.48	–	4,600,000	–	–	4,600,000	8.9.2007 - 7.9.2008
	8.9.2006	2.48	–	4,600,000	–	–	4,600,000	8.9.2008 - 7.9.2009

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	As at 1.4.2006 於 1.4.2006	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30.9.2006 於 30.9.2006	Exercise period 行使期
			Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目					
Directors 董事								
Kwok Shiu Keung, Ernest 郭少強	28.12.2004	1.24	650,000	–	–	–	650,000	28.12.2004 - 26.8.2012
	28.12.2004	1.50	650,000	–	–	–	650,000	28.12.2004 - 26.8.2012
Chan Shu Kin 陳樹堅	28.12.2004	1.24	650,000	–	–	–	650,000	28.12.2004 - 26.8.2012
	28.12.2004	1.50	650,000	–	–	–	650,000	28.12.2004 - 26.8.2012
Leung Po Wing, Bowen Joseph 梁寶榮	8.9.2006	2.43	–	1,300,000	–	–	1,300,000	8.9.2006 - 26.8.2012
Sub-total 小計：			16,900,000	15,100,000	1,300,000	–	30,700,000	
Former Directors *(Note)* 前任董事*(附註)*								
Chan Fut Yan 陳佛恩	28.12.2004	1.24	6,500,000	–	6,500,000	–	0	28.12.2004 - 26.08.2012
	28.12.2004	1.50	6,500,000	–	2,000,000	–	4,500,000	28.12.2004 - 26.08.2012
Chau Mei Wah, Rosanna 周美華	28.12.2004	1.24	6,500,000	–	5,814,000	–	686,000	28.12.2004 - 26.08.2012
	28.12.2004	1.50	6,500,000	–	–	–	6,500,000	28.12.2004 - 26.08.2012
Cheung Ting Kau Vincent 張定球	28.12.2004	1.24	650,000	–	–	–	650,000	28.12.2004 - 26.08.2012
	28.12.2004	1.50	650,000	–	–	–	650,000	28.12.2004 - 26.08.2012
Sub-total 小計：			27,300,000	–	14,314,000	–	12,986,000	

Note:

Mr Chan Fut Yan, Ms Chau Mei Wah, Rosanna and Mr Cheung Ting Kau, Vincent, retired at the annual general meeting of PYI held on 8 September 2005 but have remained advisers to the Group.

附註：

陳佛恩先生、周美華女士及張定球先生已於二零零五年九月八日舉行之保華股東週年大會上退任董事，惟彼等仍出任本集團之顧問。

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	As at 1.4.2006 於 1.4.2006	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30.9.2006 於 30.9.2006	Exercise period 行使期
			Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目					
Employees 僱員								
Hong Kong 香港	6.2.2006	1.78	3,486,000	–	1,156,000	–	2,330,000	6.2.2006 - 5.2.2007
	6.2.2006	2.50	3,500,000	–	–	–	3,500,000	6.2.2007 - 5.2.2008
	6.2.2006	3.00	3,500,000	–	–	–	3,500,000	6.2.2008 - 5.2.2009
	6.2.2006	3.50	3,500,000	–	–	–	3,500,000	6.2.2009 - 5.2.2010
	8.9.2006	2.43	–	3,050,000	–	–	3,050,000	8.9.2006 - 7.9.2007
	8.9.2006	2.43	–	1,500,000	–	–	1,500,000	1.8.2007 - 31.7.2008
	8.9.2006	2.43	–	1,500,000	–	–	1,500,000	1.8.2008 - 31.7.2009
	8.9.2006	3.00	–	1,500,000	–	–	1,500,000	1.8.2007 - 31.7.2008
	8.9.2006	3.50	–	1,500,000	–	–	1,500,000	1.8.2008 - 31.7.2009
	8.9.2006	3.00	–	1,050,000	–	–	1,050,000	8.9.2007 - 7.9.2008
	8.9.2006	3.50	–	400,000	–	–	400,000	8.9.2008 - 7.9.2009
Sub-total 小計：			13,986,000	10,500,000	1,156,000	–	23,330,000	
Mainland China 中國內地	6.2.2006	1.78	4,825,000	–	574,000	–	4,251,000	6.2.2006 - 5.2.2007
	6.2.2006	2.50	4,825,000	–	–	–	4,825,000	6.2.2007 - 5.2.2008
	6.2.2006	3.00	4,825,000	–	–	–	4,825,000	6.2.2008 - 5.2.2009
	6.2.2006	3.50	4,825,000	–	–	–	4,825,000	6.2.2009 - 5.2.2010
	24.3.2006	2.325	3,000,000	–	–	–	3,000,000	24.3.2006 - 5.2.2007
	24.3.2006	2.50	3,000,000	–	–	–	3,000,000	6.2.2007 - 5.2.2008

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目: As at 1.4.2006 於1.4.2006	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30.9.2006 於30.9.2006	Exercise period 行使期
Employees **僱員**								
Mainland China 中國內地	24.3.2006	3.00	3,000,000	–	–	–	3,000,000	6.2.2008 - 5.2.2009
	24.3.2006	3.50	3,000,000	–	–	–	3,000,000	6.2.2009 - 5.2.2010
	8.9.2006	2.43	–	1,700,000	–	–	1,700,000	8.9.2006 - 7.9.2007
	8.9.2006	3.00	–	1,700,000	–	–	1,700,000	8.9.2007 - 7.9.2008
	8.9.2006	3.50	–	1,600,000	–	–	1,600,000	8.9.2008 - 7.9.2009
Sub-total 小計:			31,300,000	5,000,000	574,000	–	35,726,000	
Grand total 總計:			89,486,000	30,600,000	17,344,000	–	102,742,000	

No option granted under the PYI Share Option Scheme was cancelled during the six months ended 30 September 2006.

截至二零零六年九月三十日止六個月內，概無根據保華購股權計劃授出的購股權被註銷。

(2) PYE Share Option Scheme

Paul Y. Engineering Group Limited ("PYE", a subsidiary of PYI), adopted its new share option scheme ("PYE Share Option Scheme") on 7 September 2005, under which the directors of PYE may, at their discretion, offer any employees, executives or officers, directors of PYE and its subsidiaries ("PYE Group") or any invested entity and any consultant, adviser or agent of any member of PYE Group or any invested entity, who have contributed or will contribute to the growth and development of PYE Group or any invested entity, options to subscribe for shares in PYE subject to the terms and conditions stipulated in the PYE Share Option Scheme. The PYE Share Option Scheme has a life of 10 years until 6 September 2015.

During the period, no share options were granted to the Directors under the PYE Share Option Scheme.

(2) 保華建業購股權計劃

保華建業集團有限公司(「保華建業」)於二零零五年九月七日，採納其新購股權計劃(「保華建業購股權計劃」)，根據此計劃，保華建業董事可酌情向對或將會對保華建業及其附屬公司(「保華建業集團」)或任何投資機構作出貢獻之保華建業集團或任何投資機構之任何僱員、行政人員或高級職員、董事及保華建業集團任何成員公司或任何投資機構之諮詢人、顧問或代理授予可按保華建業購股權計劃的條款及條件認購保華建業股份的購股權。保華建業購股權計劃有效期為10年，直至二零一五年九月六日。

於本期間，概無根據保華建業購股權計劃授出購股權予董事。

Share Award Schemes

(1) PYI Share Award Scheme

This new share award scheme, adopted by PYI on 23 February 2006, allows PYI to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of the Group) by way of PYI shares acquired by and held through an independent trustee until fulfillment of specified conditions before vesting.

During the period, a total of 1,050,000 shares of PYI became vested in 69 employees (including 120,000 shares for Mr Lau Ko Yuen, Tom, the Deputy Chairman and Managing Director) under the scheme.

(2) PYE Share Award Scheme

This new scheme, adopted by PYE on 6 September 2006, allows PYE to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of PYE Group) by way of PYE shares acquired by and held through an independent trustee until fulfillment of specified conditions before vesting.

No shares of PYE were awarded to the Directors under this scheme during the period.

Share Financing Plans

(1) PYI Share Financing Plan

This new plan, adopted by PYI on 14 February 2006, allows eligible persons (including employees, directors, consultant advisers and agents of the Group) to borrow funds from PYI or from a company within the PYI Group to acquire new or old PYI shares on a non-recourse basis with the subject shares pledged to PYI as security, subject always to connected transaction and other relevant provisions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

During this period, no financing to employees was provided by the Group under this plan.

(2) PYE Share Financing Plan

This new plan, adopted by PYE on 6 September 2006, allows eligible persons (including employees, directors, consultant advisers and agents of the PYE Group) to borrow funds from PYE or from a company within the PYE Group to acquire new or old PYE shares on a non-recourse basis with the subject shares pledged to PYE as security, subject always to connected transaction and other relevant provisions under the Listing Rules.

During this period, no financing to the Directors was provided by the PYE Group under this plan.

股份獎勵計劃

(1) 保華股份獎勵計劃

保華於二零零六年二月二十三日採納此新股份獎勵計劃，向合資格人士（包括本集團之僱員、董事、諮詢顧問及代理）以保華股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至指定的歸屬條件達成為止。

期內，已根據該計劃歸屬合共1,050,000股保華之股份予69位僱員（包括歸屬予副主席兼董事總經理劉高原先生之120,000股股份）。

(2) 保華建業股份獎勵計劃

保華建業於二零零六年九月六日採納此新計劃，向合資格人士（包括保華建業集團之僱員、董事、諮詢顧問及代理）以保華建業股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至指定的歸屬條件達成為止。

期內，概無根據此計劃獎授保華建業股份予董事。

股份融資計劃

(1) 保華股份融資計劃

保華於二零零六年二月十四日採納此新計劃，合資格人士（包括本集團之僱員、董事、諮詢顧問及代理）可按無追溯方式向保華或保華集團內一家公司借款以認購新或舊保華股份，而將此等股份抵押保華作為保證，惟須符合《香港聯合交易所有限公司證券上市規則》（「《上市規則》」）之關連交易及其他相關規定。

期內，本集團並無根據此計劃向僱員提供任何融資。

(2) 保華建業股份融資計劃

保華建業於二零零六年九月六日採納此新計劃，合資格人士（包括保華建業集團之僱員、董事、諮詢顧問及代理）可按無追溯方式向保華建業或保華建業集團內一家公司借款以認購新或舊保華股份，而將此等股份抵押保華建業作為保證，惟須符合《上市規則》之關連交易及其他上市規則之相關規定。

期內，保華建業集團並無根據此計劃向董事提供任何融資。

Interests and Short Positions of Shareholders

So far as is known to any Director or chief executive of PYI, as at 30 September 2006, the following persons had an interest/short position in the shares and underlying shares of PYI as recorded in the register of PYI required to be kept under section 336 of the SFO:

股東權益及淡倉

就保華董事或主要行政人員所知，於二零零六年九月三十日，下列人士於保華股份及相關股份中擁有根據《證券及期貨條例》第336條置存的登記冊內之權益／淡倉：

(1) Substantial shareholders

(1) 主要股東

Name of shareholder 股東名稱	Capacity 身份	Number of shares held 持有股份數目 *(Note 附註 1)*	% of issued share capital 佔已發行股本的百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation 受控制法團權益 *(Note 附註 2)*	399,859,768	27.34%
	Beneficial owner 實益持有人	11,840,896	0.81%
Ng Yuen Lan, Macy 伍婉蘭	Interest of spouse 配偶權益 *(Note 附註 2)*	411,700,664	28.15%
Chinaview International Limited	Interest of controlled corporation 受控制法團權益 *(Note 附註 2)*	399,859,768	27.34%
Galaxyway Investments Limited	Interest of controlled corporation 受控制法團權益 *(Note 附註 2)*	399,859,768	27.34%
ITC 德祥企業	Interest of controlled corporation 受控制法團權益 *(Note 附註 2)*	399,859,768	27.34%
ITC Investment Holdings Limited	Interest of controlled corporation 受控制法團權益 *(Note 附註 2)*	399,859,768	27.34%
Hollyfield Group Limited	Beneficial owner 實益持有人 *(Note 附註 2)*	399,859,768	27.34%

Notes:

1. All the above interests in the shares of PYI were long positions.

2. Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment Holdings Limited ("ITC Investment"), which was in turn a wholly-owned subsidiary of ITC, owned 399,859,768 shares in PYI. Galaxyway Investments Limited, a wholly-owned subsidiary of Chinaview International Limited ("Chinaview"), owned approximately 34.99% of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles, owned the entire issued share capital of Chinaview. Dr Chan Kwok Keung, Charles, Chinaview, Galaxyway, ITC and ITC Investment were therefore all deemed to be interested in the said 399,859,768 shares in PYI held by Hollyfield. Ms Ng Yuen Lan, Macy, the spouse of Dr Chan Kwok Keung, Charles, was deemed to be interested in the said 399,859,768 shares in PYI held by Hollyfield and 11,840,896 shares in PYI held directly by Dr Chan Kwok Keung, Charles.

附註：

1. 上述保華股份的權益均為好倉。

2. ITC Investment Holdings Limited（「ITC Investment」）之全資附屬公司 Hollyfield Group Limited（「Hollyfield」）擁有399,859,768股保華股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview International Limited（「Chinaview」）之全資附屬公司Galaxyway Investments Limited（「Galaxyway」）擁有約34.99%德祥企業已發行普通股股本。陳國強博士擁有Chinaview全部已發行股股本。故此陳國強博士、Chinaview、Galaxyway、德祥企業及ITC Investment均被視作於上述Hollyfield持有之399,859,768股保華股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之399,859,768股保華股份中及陳國強博士直接持有之11,840,896股保華股份中擁有權益。

(2) Other persons

(2) 其他人士

Name 名稱	Capacity 身份	Number of shares held 持有股份數目 *(Note附註 1)*	% of issued share capital 佔已發行股本的百分比
Gandhara Advisors Asia Ltd. a/c Gandhara Master Fund Ltd.	Investment manager 投資經理	139,617,997	9.55%
OZ Management, L.L.C.	Investment manager 投資經理	133,671,722	9.14%
The Children's Investment Fund Management (UK) LLP	Investment manager 投資經理 *(Note附註 2)*	121,000,000	8.27%
The Children's Investment Master Fund	Beneficial owner 實益持有人 *(Note附註 2)*	121,000,000	8.27%
Christian Emil Toggenburger	Beneficial owner 實益持有人	84,244,397	5.76%

Notes:

1. All the above interests in the shares of PYI were long positions.

2. The Children's Investment Master Fund is accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP is deemed to be having the same interests in the shares as The Children's Investment Master Fund.

附註：

1. 上述保華股份的權益均為好倉。

2. The Children's Investment Master Fund一向或必須遵從The Children's Investment Fund Management (UK) LLP之指示或指令。由此，The Children's Investment Fund Management (UK) LLP被視作與The Children's Investment Master Fund享有同等股份權益。

Save as disclosed above, as at 30 September 2006, PYI had not been notified by any persons (other than the Directors or chief executive) who had interests or short positions in the shares or underlying shares of PYI which would fall to be disclosed to PYI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by PYI under Section 336 of the SFO.

除上文所披露者外，於二零零六年九月三十日，概無任何人士（董事或主要行政人員除外）曾知會保華擁有根據《證券及期貨條例》第XV部第2及第3分部之條文須向保華披露或記載於保華按《證券及期貨條例》第336條置存之登記冊內的保華股份或相關股份之權益或淡倉。

Purchase, Sale and Redemption of Listed Securities

During the period, PYI had purchased a total of 2,000,000 ordinary shares of PYI on the Stock Exchange at an aggregate price of HK$4,365,180, representing an average price of HK$2.18 paid for each share purchased. All these shares were cancelled upon repurchase.

購買、出售或贖回上市證券

期內，保華於聯交所以4,365,180港元之總價格（即就購回每股股份支付之平均價格為2.18港元）購買合共2,000,000股保華普通股，全部該等股份均已於購回後註銷。

Securities in Issue

As at the period end, there were 1,462,643,910 shares of PYI in issue.

已發行證券

於期結日，保華之已發行股份為1,462,643,910股。

Corporate Governance

PYI has complied with all applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 to the Listing Rules throughout the period ended 30 September 2006.

During the period under review, the board of Directors (the "Board") welcomed the appointment of Mr Leung Po Wing, Bowen Joseph *GBS, JP* as an independent non-executive Director in August 2006. Mr Leung brings with him a wealth of experience and a strong network that will contribute immensely to the effectiveness of the Board. Full biographical details of the Directors are set out on PYI's website (www.pyicorp.com).

Other than the appointment of Mr Leung as a member to each of the audit committee and remuneration committee on 1 August 2006, the composition of all the Board committees remains the same as set out in the Corporate Governance Report on pages 42 to 53 of PYI's annual report dated 7 July 2006.

Taking into account the code provisions as well as recommended best practices on internal controls under the CG Code, the Board has initiated proactive steps, including the seeking of external advisory assistance, to review the effectiveness of PYI's system of internal controls in all material areas covering financial, operational and compliance controls and risk management functions.

PYI has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its own code for dealing in the securities of PYI by the Directors and the relevant employees of the Group.

According to the specific enquiry made by PYI, all Directors and relevant employees of the Group have confirmed their compliance with the required standard set out in the Model Code throughout the period.

Disclosure pursuant to Rules 13.20 and 13.22 of the Listing Rules

(1) Advances to entities

As at 30 September 2006, advances to entities did not individually exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

(2) Financial assistance and guarantees given to affiliated companies

As at 30 September 2006, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies did not exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

Review of Accounts

The audit committee of PYI has reviewed the Group's unaudited condensed consolidated financial statements for the six months ended 30 September 2006 in conjunction with PYI's external auditors.

The Board has appointed the external auditors to conduct review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants on the unaudited condensed consolidated financial statements for the six months ended 30 September 2006.

企業管治

保華已於截至二零零六年九月三十日止期間遵守《上市規則》附錄十四所載之企業管治常規守則(「《企管守則》」)。

本期間，董事局對梁寶榮先生*GBS, JP*於二零零六年八月獲委任為獨立非執行董事，深表歡迎。梁先生擁有豐富行政經驗及廣泛網絡，對董事局之運作效率有極大裨益。董事之履歷詳載於保華網站(www.pyicorp.com)。

除梁先生於二零零六年八月一日獲委任為審核委員會及薪酬委員會之成員外，董事局轄下所有委員會之組成與保華於二零零六年七月七日刊發之年報第42至53頁「企業管治報告」內所載者相同。

經考慮《企業守則》所載關於內部控制之守則規定及建議最佳應用守則，董事局已積極啟動措施，審閱保華在內部控制各重要方面之有效性，涵蓋了財政、營運及監察控制及風險管理職能。

保華已經採用《上市規則》附錄十中的《標準守則》作為本集團董事和相關僱員在買賣保華證券時所需遵守之守則。

根據保華的特定查詢，全體董事及相關僱員均確認在本期間一直有遵守《標準守則》列載之所需標準。

根據《上市規則》第13.20及13.22條作出披露

(1) 為若干實體提供貸款

於二零零六年九月三十日，向實體提供之貸款個別並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

(2) 給予聯屬公司之財務資助及擔保

於二零零六年九月三十日，本集團給予其聯營公司及共同控制實體(按上市規則第13章之界定，統稱「聯屬公司」)之財務資助及本集團就授予聯屬公司之融資所作出之擔保合共並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

賬目審閱

保華審核委員會聯同保華的外聘核數師已審閱本集團截至二零零六年九月三十日止六個月的未經審核簡明綜合財務報表。

董事局已委任外聘核數師根據香港會計師公會所頒布核數準則第700號《審閱中期財務報告之工作》，就截至二零零六年九月三十日止六個月的未經審核簡明綜合財務報表進行審閱工作。

Corporate Information
公司資料

Board of Directors

Chairman, Independent Non-Executive Director
Chow Ming Kuen, Joseph *OBE, JP*

Deputy Chairman and Managing Director
Lau Ko Yuen, Tom

Non-Executive Director
Chan Kwok Keung, Charles

Independent Non-Executive Directors
Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph *GBS, JP*

Board Committees

Audit Committee
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP*
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

Remuneration Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

Nomination Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Chan Kwok Keung, Charles *(Alternate to Lau Ko Yuen, Tom)*
Chan Shu Kin *(Alternate to Kwok Shiu Keung, Ernest)*

Compliance Committee
Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin
Wong Lai Kin, Elsa

Share Repurchase Committee
Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP (Alternate to Chan Shu Kin)*
Lau Ko Yuen, Tom

Qualified Accountant
Wong Yiu Hung

Company Secretary
Wong Lai Kin, Elsa

董事局

主席(獨立非執行董事)
周明權 *OBE, JP*

副主席兼董事總經理
劉高原

非執行董事
陳國強

獨立非執行董事
郭少強
陳樹堅
梁寶榮 *GBS, JP*

董事局轄下委員會

審核委員會
陳樹堅*(主席)*
周明權 *OBE, JP*
郭少強
梁寶榮 *GBS, JP*

薪酬委員會
周明權 *OBE, JP (主席)*
劉高原
郭少強
梁寶榮 *GBS, JP*

提名委員會
周明權 *OBE, JP (主席)*
劉高原
郭少強
陳國強*(替任劉高原)*
陳樹堅*(替任郭少強)*

法規委員會
周明權 *OBE, JP (主席)*
郭少強
陳樹堅
黃麗堅

股份回購委員會
陳樹堅*(主席)*
周明權 *OBE, JP (替任陳樹堅)*
劉高原

合資格會計師
黃耀雄

公司秘書
黃麗堅

Authorised Representatives

Lau Ko Yuen, Tom
Wong Lai Kin, Elsa
Wong Yiu Hung
(Alternate to Lau Ko Yuen, Tom and Wong Lai Kin, Elsa)

授權代表

劉高原
黃麗堅
黃耀雄
(替任劉高原及黃麗堅)

Auditors

Deloitte Touche Tohmatsu

核數師

德勤·關黃陳方會計師行

Principal Bankers

Bank of China (Hong Kong) Limited
China Construction Bank Corporation
The Hongkong and Shanghai Banking Corporation Limited
Fubon Bank (Hong Kong) Limited
Bank of Communications Co., Ltd., Hong Kong Branch
CITIC Ka Wah Bank Limited
The Bank of East Asia Limited
BNP Paribas

主要往來銀行

中國銀行(香港)有限公司
中國建設銀行股份有限公司
香港上海匯豐銀行有限公司
富邦銀行(香港)有限公司
交通銀行股份有限公司香港分行
中信嘉華銀行有限公司
東亞銀行有限公司
法國巴黎銀行

Legal Advisers

Herbert Smith *(Hong Kong)*
Richards Butler *(Hong Kong)*
Vincent TK Cheung, Yap & Co. *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*
JC Master Law Offices *(PRC)*
Dewell & Partners *(PRC)*

法律顧問

許拔史密夫律師行*(香港)*
齊伯禮律師行*(香港)*
張葉司徒陳律師事務所*(香港)*
Conyers Dill & Pearman *(百慕達)*
泰和律師事務所*(中國)*
得偉君尚律師事務所*(中國)*

Financial Advisers

Anglo Chinese Corporate Finance Limited
Somerley Limited
KPMG Corporate Finance Limited
PricewaterhouseCoopers (Shenzhen) Consulting Limited

財務顧問

英高財務顧問有限公司
新百利有限公司
畢馬威企業財務有限公司
普華永道諮詢(深圳)有限公司

Corporate Communications Consultant

Gavin Anderson & Company

企業傳訊顧問

嘉信公眾關係顧問公司

Share Incentive Schemes Administrators

BOCI-Prudential Trustee Limited
(Share Award Scheme – Trustee)
BOCI Securities Limited
(Share Financing Plan – Custodian;
Share Option Scheme – Administrator)

股份獎賞計劃之管理人

中銀國際英國保誠信託有限公司
(股份獎勵計劃 – 受託人)
中銀國際證券有限公司
(股份融資計劃 – 保管人;
購股權計劃 – 管理人)

Registered Office

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

註冊地址

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Corporate Information
公司資料

Principal Place of Business

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: (852) 2831 8338
Fax: (852) 2372 0641

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話： (852) 2831 8338
傳真： (852) 2372 0641

Principal Share Registrars and Transfer Office

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars and Transfer Office

Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

Website

www.pyicorp.com

網址

www.pyicorp.com

Stock Code

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498HK
American Depository Receipt	PYIFY
Frankfurt Stock Exchange	PYW

股份代號

香港交易所	498
路透社	0498.HK
彭博	498HK
美國預託證券	PYIFY
法蘭克福證交所	PYW

香港九龍觀塘鴻圖道51號保華企業中心31樓
31/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
電話 Tel: +852 2831 8338 傳真 Fax: +852 2372 0641 www.pyicorp.com

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

ACQUISITION OF REMAINING 25% EQUITY INTEREST IN JIANGSU WANHUA

CONNECTED TRANSACTION

On 28 November 2006, PYI entered into a share transfer agreement to acquire, at a consideration of US$625,000, the remaining 25% equity interest in Jiangsu Wanhua, a 75% owned PYI subsidiary which undertakes property development and investment activities in Yangkou Port.

The consideration is established at par to the net asset value of Jiangsu Wanhua. The acquisition will streamline Jiangsu Wanhua's ownership structure in carrying out property development and investment activities in Yangkou Port.

By virtue of the seller being a connected person of PYI within the meaning of the Listing Rules, the acquisition constitutes a connected transaction for PYI but is exempt from the requirement of independent shareholders' approval.

ACQUISITION OF REMAINING EQUITY INTEREST IN JIANGSU WANHUA

The Directors announce that, on 28 November 2006, Glory Well Property, a wholly-owned subsidiary of PYI, entered into a share transfer agreement to acquire the remaining 25% equity interest in Jiangsu Wanhua at a consideration of US$625,000.

Jiangsu Wanhua is a Sino-foreign joint venture enterprise established in the Jiangsu Province, PRC in November 2005 as a vehicle for the Yangkou Port project for undertaking property development and investment activities in Yangkou Port. The land being developed by Jiangsu Wanhua is part and parcel of the whole Yangkou Port project and subject of joint venture with the PRC partner as acquired by the PYI Group in 2004. Jiangsu Wanhua's shareholding structure has therefore followed exactly that of the other Yangkou Port subsidiaries of the PYI Group, and it was initially owned as to 60% by Glory Well Property and 40% by the Seller (a state-owned enterprise in the PRC). In March 2006, Glory Well Property entered into a share transfer agreement to acquire a further 15% equity interest from the Seller at a consideration of US$375,000. In June 2006, the transfer was completed and Jiangsu Wanhua became 75% owned by Glory Well Property and 25% owned by the Seller. Jiangsu Wanhua currently has a registered capital of US$8,800,000, out of which US$4,450,000 has been injected as at 30 September 2006 with US$625,000 by the Seller. Jiangsu Wanhua's core business is property development and investment in Yangkou Port.

The major asset of Jiangsu Wanhua is the piece of land being developed which is part and parcel of the whole Yangkou Port project. Jiangsu Wanhua has commenced business since its incorporation in November 2005 and has recorded a net loss in the amount of about RMB0.9 million for the six months ended 30 September 2006.

The consideration for the Acquisition is US$625,000, which was determined at par to the net asset value of Jiangsu Wanhua as at 30 September 2006 and shall be paid in one lump sum to the Seller within one month after completion of all necessary registration procedures for the transfer.

Transfer of the equity interest will take effect upon the obtaining of the requisite governmental approval and completion of all necessary registration procedures, which are expected to be fulfilled by end of December 2006. There is no other condition precedent to completion of the Acquisition.

Upon completion of the Acquisition, Jiangsu Wanhua will become wholly owned by Glory Well Property and, indirectly, by PYI. All the directors of Jiangsu Wanhua will be appointed by the PYI Group.

REASONS FOR THE TRANSACTION

The Acquisition marks the PYI Group's further commitment towards its investments in the Yangkou Port development and is in line with the core business strategies of the PYI Group. It will also streamline the ownership structure of Jiangsu Wanhua in carrying out the property development and investment activities in Yangkou Port.

The Directors, including the independent non-executive Directors, consider that the terms of the Acquisition (including the consideration, which is determined with reference to the net asset value of approximately RMB35.4 million of Jiangsu Wanhua as at 30 September 2006 as valued by an independent firm of certified public accountants in the PRC) are fair and reasonable and in the interests of PYI and its shareholders as a whole.

CONNECTED TRANSACTION

The Seller is a substantial shareholder of PYI's project subsidiaries for the Yangkou Port development, including Jiangsu Wanhua, Jiangsu YangKou Port Development and Investment Co., Ltd. (江蘇洋口港投資開發有限公司) and Jiangsu Yangtong Investment and Development Co., Ltd. (江蘇洋通開發投資有限公司). The Seller is therefore a connected person of PYI within the meaning of the Listing Rules.

The previous acquisition of a 15% equity interest in Jiangsu Wanhua by Glory Well Property from the Seller was a de minimis connected transaction for PYI and was exempt from any disclosure or shareholders' approval requirement under the Listing Rules pursuant to Rule 14A.31(2)(a).

The Acquisition, whether alone or aggregated with the previous acquisition, constitutes a connected transaction for PYI under Rule 14A.13(1)(a) of the Listing Rules. However, since the aggregate consideration to be paid by the PYI Group (taking also into account the outstanding liability of the Seller in respect of the unpaid registered capital of Jiangsu Wanhua in the amount of US$1,575,000) is less than 2.5% of the applicable percentage ratios, the Acquisition is exempt from the requirement of independent shareholders' approval pursuant to Rule 14A.32 of the Listing Rules and subject only to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The PYI Group is principally engaged in the business of development and investment in port and other infrastructure projects, land and property development and investment in association with port facilities, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, construction and engineering, project management and facilities management.

The Seller is a state-owned enterprise in the PRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the acquisition of the remaining 25% equity interest in Jiangsu Wanhua;
"Board"	the board of Directors;
"Directors"	the directors of PYI;
"Glory Well Property"	Glory Well Property Investment Limited, a company incorporated in Hong Kong and wholly owned by PYI;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Jiangsu Wanhua"	Jiangsu Wanhua Real Estate Development Co., Ltd. (江蘇萬華房地產開發有限公司), a Sino-foreign joint venture enterprise established in the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"PYI Group"	PYI and its subsidiaries;
"Seller"	如東縣東安社會發展投資有限責任公司, a state-owned enterprise in the PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"RMB"	Renminbi, the lawful currency of the PRC; and
"US$"	United States Dollars, the lawful currency of the United States of America.

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 30 November 2006

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	*: Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	*: Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	*: Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	*: Independent Non-Executive Director*
Mr. Chan Shu Kin	*: Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	*: Independent Non-Executive Director*

PYI

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

收購江蘇萬華餘下25%股權
關連交易

於二零零六年十一月二十八日，保華訂立股權轉讓協議，以代價625,000美元收購保華之75%附屬公司江蘇萬華之餘下25%股權，該公司於洋口港從事物業發展及投資業務。

代價乃根據江蘇萬華資產淨值之面值釐定。收購事項將可精簡江蘇萬華於洋口港進行物業發展及投資業務之擁有權架構。

由於賣方乃上市規則所指之保華關連人士，收購事項構成保華之關連交易，惟獲豁免遵守獨立股東批准之規定。

收購江蘇萬華餘下股權

董事宣布，於二零零六年十一月二十八日，保華之全資附屬公司創華地產訂立股權轉讓協議，以代價625,000美元收購江蘇萬華餘下25%股權。

江蘇萬華乃一家於二零零五年十一月在中國江蘇省成立之中外合資企業，作為洋口港項目之公司／於洋口港進行物業發展及投資業務。江蘇萬華所發展之土地乃整個洋口港項目之部份，及屬於保華集團於二零零四年所收購與中國合夥人合作之合資公司之標的項目。江蘇萬華之持股架構因此與保華集團其他洋口港附屬公司之持股架構相同，初步分別由創華地產持有60%權益及賣方(一家中國國營企業)持有40%權益。於二零零六年三月，創華地產訂立股權買賣協議，以代價375,000美元向賣方進一步收購15%股權。於二零零六年六月，有關轉讓經已完成，而江蘇萬華分別由創華地產持有75%及賣方持有25%。江蘇萬華現時之註冊資本為8,800,000美元，當中4,450,000美元已於二零零六年九月三十日注資，其中625,000美元由賣方提供。江蘇萬華之核心業務為於洋口港進行物業發展及投資。

江蘇萬華之主要資產為現已開發之土地，屬於整個洋口港項目之部份。江蘇萬華自其於二零零五年十一月註冊成立起已開展業務，於截至二零零六年九月三十日止六個月錄得虧損淨額約900,000人民幣。

收購事項之代價為625,000美元，乃根據江蘇萬華於二零零六年九月三十日之資產淨值按面值釐定，並須於一切轉讓所需之註冊程序完成後一個月內向賣方一筆過支付。

於取得所需政府批文及完成所需註冊程序後，將會進行股權轉讓，預期將於二零零六年十二月底前完成。完成收購事項並無其他先決條件。

完成收購事項後，江蘇萬華將由創華地產全資擁有，並由保華間接擁有。江蘇萬華之全體董事將由保華集團委任。

進行交易之原因

收購事項顯示保華集團進一步投資洋口港發展項目之承諾，並符合保華集團之核心業務策略。此舉亦將精簡江蘇萬華於洋口港進行物業發展及投資業務之擁有權架構。

董事(包括獨立非執行董事)認為，收購事項之條款(包括代價，此乃經參考中國之獨立執業會計師對江蘇萬華於二零零六年九月三十日之資產淨值進行之估值約35,400,000人民幣釐定)屬公平合理，並符合保華及其股東之整體利益。

關連交易

賣方乃保華於洋口港發展項目之項目附屬公司之主要股東，包括江蘇萬華、江蘇洋口港投資開發有限公司及江蘇洋通開發投資有限公司。因此賣方屬於上市規則所指之保華關連人士。

先前由創華地產向賣方收購江蘇萬華之15%股權屬於保華一項符合最低豁免水平之關連交易，並獲豁免根據上市規則第14A.31(2)(a)條有關披露或股東批准之規定。

根據上市規則第14A.13(1)(a)條，收購事項(不論獨立或與先前收購合併計算)構成保華一項關連交易。然而，由於保華集團將予支付之代價總額(亦已計及賣方就江蘇萬華之未支付註冊資本1,575,000美元所結欠之負債)低於適用百分比比率之2.5%，收購事項獲豁免遵守上市規則第14A.32條有關獨立股東批准之規定，僅須遵守上市規則第14A.45至14A.47條有關申報及公布之規定。

一般資料

保華集團主要從事港口發展與投資及其他基建項目、與港口設施相關之土地及物業投資、廊務投資，並透過其附屬公司保華建業集團有限公司進行建築及工程、項目管理及設施管理業務。

賣方乃一家中國國營企業。

釋義

在本公布內，除文義另有所指外，下列詞語具有以下涵義：

「收購事項」	指	收購江蘇萬華餘下25%股權；
「董事局」	指	董事局；
「董事」	指	保華之董事；
「創華地產」	指	創華地產投資有限公司，一家於香港註冊成立之公司，由保華全資擁有；
「香港」	指	中國香港特別行政區；
「江蘇萬華」	指	江蘇萬華房地產開發有限公司，一家於中國成立之中外合資企業；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國；
「保華」	指	保華集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「保華集團」	指	保華及其附屬公司；
「賣方」	指	如東縣東泰社會發展投資有限責任公司，一家中國國營企業；
「聯交所」	指	香港聯合交易所有限公司；
「人民幣」	指	人民幣，中國法定貨幣；及
「美元」	指	美元，美國之法定貨幣。

承董事局命
保華集團有限公司
黃麗堅
公司秘書

香港，二零零六年十一月三十日

於本公布日期，董事局成員如下：

周明權博士 *OBE, JP*	：	主席(獨立非執行董事)
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事

* 僅資識別